   As filed with the Securities and Exchange Commission on November 27, 2002
                                                    Registration No. 333-

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               -----------------

                            IBERIABANK Corporation
            (Exact name of registrant as specified in its charter)

             Louisiana                              6711                         72-1280718
   (State or other jurisdiction         (Primary Standard Industrial          (I.R.S. Employer
 of incorporation or organization)       Classification Code Number)       Identification Number)

                         1101 East Admiral Doyle Drive
                          New Iberia, Louisiana 70560
                                (337) 365-2361
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

             Copy to:                           DARYL G. BYRD                            Copy to:
      ANTHONY J. CORRERO, III           1101 East Admiral Doyle Drive               RAYMOND A. TIERNAN
  Correro Fishman Haygood Phelps         New Iberia, Louisiana 70560      Elias, Matz, Tiernan & Herrick, L.L.P.
    Walmsley & Casteix, L.L.P.                 (337) 521-4003                      735 15th Street, N.W.
46th Floor, 201 St. Charles Avenue   (Name, address, including zip code,                12th Floor
 New Orleans, Louisiana 70170-4600     and telephone number, including            Washington, D.C. 20005
                                      area code, of agent for service)

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon the date of the shareholders' meeting of Acadiana Bancshares, Inc. described in this registration statement.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                          Proposed        Proposed
                              Amount      Maximum          Maximum
  Title of each Class of      To Be    Offering Price     Aggregate        Amount of
Securities to be registered Registered  Per Share(1)  Offering Price(1) Registration Fee
----------------------------------------------------------------------------------------
       Common Stock........ 1,152,528      $38.00        $36,783,786       $3,384.11
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Calculated pursuant to Rule 457(f)(1) and (3) on the basis of the market value of the shares to be acquired less the cash price to be paid by registrant.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                           ACADIANA BANCSHARES, INC.
                           200 West Congress Street
                              Lafayette, LA 70501

                                           , 2002

Dear Shareholder:

   We are having a special meeting of our shareholders on               , 2002
at   :00 a.m., local time, at                       , Lafayette, Louisiana. The
official notice of the meeting is on the following page.

   At the meeting we will ask you to approve an agreement that will result in the merger of our company into a wholly owned subsidiary of IBERIABANK Corporation, whose stock trades on the NASDAQ Stock Market under the symbol IBKC. Our subsidiary, LBA Savings Bank, will also merge into IBERIABANK, a wholly owned subsidiary of IBKC.

   If the merger takes place, each outstanding share of common stock of Acadiana will be converted into a combination of $7.88 cash and $31.50 in IBKC common stock based on the average closing price during a specified measurement period, except that the number of shares of IBKC common stock you receive for each of your shares of your company will not be less than .6848 shares and not more than .9265 shares of IBKC common stock, subject to possible adjustments.

   Your board of directors approved the agreement and believes it is in the best interests of shareholders. As a result of the proposed merger, you, as a new shareholder of IBKC, will own common stock in a bank holding company whose stock is publicly traded on the NASDAQ Stock Market.

   The board of directors recommends that you vote for the agreement and urges you to execute the enclosed proxy and return it promptly in the accompanying envelope.

                                          Very truly yours,

                                          [SIGNATURE OF GERALD G. REAUX, JR.
                                            APPEARS HERE]

                                          ______________________________________
                                          Chairman of the Board, President and
                                                 Chief Executive Officer

                           ACADIANA BANCSHARES, INC.
                           200 WEST CONGRESS STREET
                          LAFAYETTE, LOUISIANA 70501

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Lafayette, Louisiana
                , 2002

   A special meeting of shareholders of Acadiana Bancshares, Inc. will be held
on              , 2002 at 9:00 a.m., local time, at
                                    , Lafayette, Louisiana, to vote upon the
following matters:

      1. A proposal to approve an Agreement and Plan of Merger pursuant to which, among other things, Acadiana will merge into IBERIABANK Acquisition Corporation, a wholly owned subsidiary of IBERIABANK Corporation, and on the effective date of the merger each outstanding share of common stock of Acadiana will be converted into the right to receive $7.88 in cash and $31.50 in IBKC common stock based on the average closing price during a specified measurement period, but not less than .6848 nor more than .9265 shares of IBKC common stock, subject to adjustment as determined in accordance with the terms of the Plan;

      2. A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

      3. Such other matters as may properly come before the meeting or any adjournments thereof.

   Only shareholders of record at the close of business on       , 2002, are
entitled to notice of and to vote at the meeting.

   Dissenting shareholders who comply with the procedural requirements of the Business Corporation Law of Louisiana will be entitled to receive payment of the fair cash value of their shares if the Plan is effected upon approval by less than eighty percent of the total voting power of Acadiana.

   Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the meeting, please mark, date and sign the enclosed proxy and return it promptly in the enclosed stamped envelope. Your proxy may be revoked by appropriate notice to Acadiana's Secretary at any time prior to the voting thereof.

                                          By Order of the Board of Directors

                                          [SIGNATURE OF GERALD G. REAUX, JR.
                                            APPEARS HERE]

                                          ______________________________________
                                          Gerald G. Reaux, Jr., Chairman of the
                                                         Board,
                                          President and Chief Executive Officer

No person has been authorized to give any information or to make any representations other than those contained here. All information concerning IBKC has been furnished by IBKC and all information herein concerning Acadiana has been furnished by Acadiana. IBKC has represented and warranted to Acadiana, and Acadiana has represented and warranted to IBKC, that the particular information each has provided is true and complete.

                           ACADIANA BANCSHARES, INC.

              PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD               , 2002

                            IBERIABANK CORPORATION

                                  PROSPECTUS

                                 COMMON STOCK

   IBERIABANK Corporation is registering up to 1,152,528 shares of its common stock which may be issued in connection with a proposed merger of Acadiana Bancshares, Inc. into IBERIABANK Acquisition Corporation, a wholly owned subsidiary of IBKC. This document is both a proxy statement of Acadiana in connection with the transactions and a prospectus of IBKC with respect to the shares of IBKC common stock to be issued if the merger is consummated.

   On the date of the merger, each outstanding share of common stock of Acadiana will be converted into the right to receive $7.88 cash and $31.50 in IBKC common stock based on the average closing price during a specified investment period, but not less than .6848 nor more than .9265 shares of IBKC common stock, subject to adjustment as described in this document.

   IBKC common stock is listed on the NASDAQ Stock Market under trading symbol
IBKC. On           , 2002, the closing sales price of a share of IBKC common
stock on the NASDAQ Stock Market was $     and, based on that price, and
assuming none of the possible adjustments applies, you would receive shares of IBKC common stock and $7.88 cash for each of your shares of Acadiana. There can be no assurance as to the market value of IBKC common stock on the date the proposed merger is consummated.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OF IBKC OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   This proxy statement and prospectus was first mailed to shareholders of
Acadiana on approximately             , 2002.

      THIS PROXY STATEMENT AND PROSPECTUS IS DATED               , 2002.

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
SUMMARY...............................................................   1

INTRODUCTORY STATEMENT................................................   8
   General............................................................   8
   Purpose of the Meeting.............................................   8
   Shares Entitled to Vote; Quorum; Vote Required.....................   8
   Solicitation, Voting and Revocation of Proxies.....................   9

THE PLAN..............................................................   9
   Background of and Reasons for the Plan.............................   9
   Opinion of Acadiana's Financial Advisor............................  11
   Conversion of Acadiana Common Stock................................  19
   Effective Date.....................................................  20
   Procedure for Exchanging Certificates..............................  20
   Treatment of Acadiana Stock Options................................  20
   Conditions to the Merger...........................................  20
   Conduct of Business Prior to the Effective Date....................  22
   Waiver, Amendment and Termination..................................  23
   Interests of Certain Persons.......................................  24
       Indemnification and Insurance..................................  24
       Consulting Agreement...........................................  24
       Severance Payments.............................................  25
       Stock Options..................................................  25
       Directors' and Officers' Commitments...........................  25
       Employee Benefits..............................................  25
   Expenses...........................................................  25
   Status Under Federal Securities Laws; Restrictions on Resales......  26

THE STOCK OPTION AGREEMENT............................................  26

FEDERAL INCOME TAX CONSEQUENCES.......................................  27

DISSENTERS' RIGHTS....................................................  28

INFORMATION ABOUT ACADIANA............................................  29

INFORMATION ABOUT IBKC................................................  30

ADJOURNMENT OF THE SPECIAL MEETING....................................  30

LEGAL MATTERS.........................................................  30

EXPERTS...............................................................  30

OTHER MATTERS.........................................................  31

WHERE YOU CAN FIND MORE INFORMATION...................................  31

SHAREHOLDER PROPOSALS FOR THE ACADIANA 2003 ANNUAL MEETING............  32

IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC. PRO FORMA
  COMBINED FINANCIAL INFORMATION...................................... F-1

Appendix A--Fairness Opinion of Triangle Capital Partners, LLC........ A-1

                                    SUMMARY

   This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the merger agreement and the other documents to which we have referred you. See "Where You Can Find More Information" beginning on page 31. Page references are included in this summary to direct you to a more complete description of the topics.

   Throughout this document, "Acadiana," "we" and "our" refers to Acadiana Bancshares, Inc., "LBA Savings Bank" refers to our banking subsidiary, LBA Savings Bank, "IBKC" refers to IBERIABANK Corporation and "IBERIABANK" refers to IBERIABANK, IBKC's banking subsidiary. Also, we refer to the merger between Acadiana and IBKC as the "merger," the merger between LBA Savings Bank and IBERIABANK as the "bank merger" and the Agreement and Plan of Merger, dated as of September 22, 2002, between Acadiana and IBKC as the "Plan."

The Companies

   IBKC, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of IBERIABANK. IBKC's principal executive offices are at 1101 East Admiral Doyle Drive, New Iberia, Louisiana 70560, and its telephone number is (337) 365-2361.

   Acadiana, a Louisiana corporation, is a bank holding company that owns all of the outstanding stock of LBA Savings Bank. Acadiana's principal executive offices are at 200 West Congress Street, Lafayette, Louisiana 70501, and its telephone number is (337) 232-4631.

   For where you can find more information about IBKC and Acadiana, please see "Where You Can Find More Information" beginning on page 31.

The Meeting

   Date; Voting.  A special meeting of shareholders of Acadiana will be held on
        , 2002 as described in the accompanying Notice of Special Meeting of
Shareholders. Only record holders of the common stock of Acadiana on       ,
2002 are entitled to notice of and to vote at the meeting. On that date there
were      shares of Acadiana common stock outstanding, each of which is entitled to one vote on each matter properly to come before the meeting.

   Purpose (page 8) The purpose of the meeting is to vote upon a proposal to approve an Agreement and Plan of Merger that will merge Acadiana into a wholly owned subsidiary of IBKC. Shareholders of Acadiana will receive $7.88 cash and $31.50 in IBKC common stock, subject to adjustment, as described below under "Conversion of Acadiana common stock."

   Vote Required. The Plan must be approved by a two-thirds vote of the Acadiana common stock present at the Meeting. Directors and executive officers of Acadiana who own an aggregate of 460,202 shares, or approximately 33%, of the outstanding Acadiana common stock have agreed, subject to certain conditions, to vote in favor of the Plan.

The Plan (page 9)

   Board Recommendation. The financial and other terms of the Plan were arrived at through arm's length negotiations between representatives of the companies. The board of directors of Acadiana believes that the Plan is in the best interests of shareholders and has, by unanimous vote, approved it and recommended its approval to shareholders.

   Opinion of Acadiana's Financial Advisor (page 11) Triangle Capital Partners, LLC (referred to as "Triangle"), financial advisor to Acadiana, has delivered its written opinion to the Board of Directors of Acadiana that, as of
September 22, 2002, the date the Plan was entered into, and as of       , 2002,
the date of this proxy statement and prospectus, based on and subject to the various assumptions made, the factors considered, the review undertaken and the limitations stated in the opinion, the merger consideration, consisting of $7.88 per share in cash and IBKC common stock in the exchange ratio ranging from .6848 to .9265 (subject to adjustment) for Acadiana common stock, was fair to the holders of Acadiana common stock from a financial point of view.

   Triangle's opinion and presentation to the Acadiana Board of Directors were among the many factors taken into consideration by the Acadiana Board in making its determination to approve and to recommend that Acadiana shareholders approve the merger. Triangle's written opinion to the Acadiana Board is attached as Appendix A to this proxy statement and prospectus. The opinion sets forth assumptions, limitations and matters considered in the review undertaken in connection with the opinion. The opinion does not constitute a recommendation by Triangle to you as to whether or not you should vote in favor of the merger or as to any other matter relating to the merger. You should read the opinion, which is attached as Appendix A, carefully and in its entirety.

   Conversion of Acadiana Common Stock (page 19) On the date the Plan becomes effective, each outstanding share of Acadiana common stock will be converted into the right to receive $7.88 cash and $31.50 of IBKC common stock determined on the average closing price of IBKC during the first 10 trading days of the month in which the merger is completed, but not less than .6848 and not more than .9265 shares of IBKC common stock, subject to adjustment.

   Assuming none of the adjustments applies, the number of shares of IBKC you will receive in exchange for your shares of Acadiana common stock will be based on the average closing price of IBKC common stock over a ten day trading period shortly before the closing of the merger as follows:

  If the average closing price is:         Then the exchange ratio will be:
  --------------------------------    -------------------------------------------
$46.00 or more                                          0.6848
Less than $46.00 but more than $34.00 $31.50 divided by the average closing price
$34.00 or less                                          0.9265

   On              , 2002, IBKC common stock closed at $      . If this were
the average closing price of IBKC common stock during the measurement period,
then, you would receive        shares of IBKC common stock ($31.50 divided by
$      ) plus $7.88 in cash for each share of Acadiana common stock.

   The amount of cash and/or stock that you receive may be adjusted in two situations: First, the total amount of shares of IBKC issued to Acadiana shareholders in the merger cannot exceed 19.9% of the outstanding shares of IBKC immediately before the merger. Rather than exceed the 19.9% threshold, the number of shares of IBKC which would be issued under the exchange ratio will be reduced and the $7.88 per share cash consideration will be increased proportionately. Second, if Acadiana's legal fees in connection with the merger exceed $180,000, the total amount of cash will be reduced by the excess.

   If the average closing price is less than $30.00, Acadiana has the right to terminate the Plan unless IBKC elects to increase the amount of cash to be issued to Acadiana shareholders in the merger.

   Instead of issuing any fractional share of IBKC common stock, each shareholder of Acadiana who would otherwise be entitled to a fractional share will receive a cash payment (without interest) equal to the fraction multiplied by the market value of a share of IBKC common stock, as defined in the Plan.

   Procedure for Exchanging Certificates (page 20) Promptly after completion of the merger, a letter of transmittal, together with instructions for the exchange of Acadiana common stock certificates for IBKC common stock certificates and cash will be mailed to each shareholder of record of Acadiana on the effective date of the merger. You should not send in your stock certificates until you have received the letter of transmittal.

   IBKC common stock certificates and the cash payment will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate Acadiana common stock certificates.

   Conditions to the Merger (page 20) In addition to approval by the shareholders of the companies, consummation of the Plan is conditioned upon, among other things:

      (i) receipt of required regulatory approvals, and the expiration of all applicable waiting periods,

      (ii) receipt by the companies of an opinion as to the tax implications of the Merger, and

      (iii) certain other conditions customary for agreements of this sort, such as the accuracy of representations and warranties and the compliance with all agreements.

   The companies intend to consummate the Plan as soon as practicable after all of the conditions have been met or waived. IBKC has filed an application seeking the required regulatory approval and expects to receive it by February 7, 2003. The approval may not be obtained, by then or ever, and the other conditions to consummation of the Plan also may not be satisfied by such date or at all.

   Waiver, Amendment and Termination (page 23) Each of the companies may waive any of the conditions to its obligation to consummate the Plan other than shareholder and regulatory approvals. The Plan may also be amended at any time before or after shareholder approval by mutual agreement, but no amendment made after shareholder approval may alter the amount or type of shares into which Acadiana common stock will be converted or alter the Plan in a manner that would adversely affect any shareholder of Acadiana.

   The Plan may be terminated at any time before the merger is completed by mutual consent, or by either party:

      (i) if the other party breaches any representation, warranty or covenant in the Plan which cannot be cured within 30 days after written notice of such breach;

      (ii) by March 31, 2003 if the merger has not occurred, although that date may be extended to June 30, 2003, under certain circumstances;

      (iii) if any person or group acquires more than 25% of the outstanding shares of common stock of the other party;

      (iv) upon the occurrence of an event that causes or is likely to cause a material adverse effect (as defined in the Plan) to either party; or

      (v) on the basis of certain other grounds specified in the Plan.

   Interests of Certain Persons in the Merger (page 24)

   Indemnification and Insurance (page 24) IBKC has agreed to allow Acadiana to purchase a continuation of its current officers and directors liability insurance for premiums not to exceed $50,000, and for a period no longer than 3 years. IBKC has also agreed to indemnify Acadiana's and LBA Savings Bank's officers, directors and controlling persons against expenses and liabilities arising out of alleged misstatements or omissions in this document or the registration statement of which it is a part.

   Management Contracts (page 24) On the effective date, Gerald G. Reaux, Jr., President and Chief Executive Officer and a director of Acadiana and LBA Savings Bank, will become a consultant to IBKC. Also, IBKC has agreed to perform the obligations of Acadiana under the employment and severance contracts of seven employees.

   Stock Options (page 25) All of the unexercised options to purchase its common stock that are outstanding on the effective date of the merger will be cancelled. As consideration, option holders will receive a cash payment equal to the amount the option holder would have received in the merger, less the exercise price.

   Directors' and Executive Officers' Commitments (page 25) Each director and executive officer of Acadiana has agreed, among other things, to vote as a shareholder in favor of the Plan and against any other proposal that would prevent the Merger.

   Employee Benefits (page 25) Subject to certain limitations, IBKC will provide employees of Acadiana or LBA Savings Bank who become employees of IBKC or remain employees of LBA Savings Bank the same employee benefits as are provided by IBKC to its employees. IBKC has also agreed to provide certain additional benefits under plans of Acadiana and LBA Savings Bank.

The Stock Option Agreement (page 26)


   In connection with the Plan, Acadiana granted IBERIABANK Corporation an option to purchase new issued shares of Acadiana common stock up to 4.9% of its currently outstanding common stock at an exercise price of $23.76 per share. IBERIABANK Corporation can exercise the option only if specific events take place. These events generally relate to a competing transaction involving a merger, business combination or other acquisition of Acadiana or its stock or assets. As of the date of this document, neither IBERIABANK Corporation nor Acadiana is aware of any such event. The stock option agreement is intended to increase the likelihood that the merger will occur and may have the effect of discouraging other companies that might be interested in acquiring Acadiana.

Federal Income Tax Consequences (page 27)

   Completion of the Plan is conditioned upon receipt by the companies of an opinion from Castaing, Hussey & Lolan, LLC, to the effect that, among other things, each Acadiana shareholder will not recognize gain or loss for the merger consideration received except with respect to the receipt of cash. BECAUSE OF THE COMPLEXITY OF THE TAX LAWS, EACH SHAREHOLDER SHOULD CONSULT HIS TAX ADVISOR CONCERNING THE APPLICABLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE MERGER.

Dissenters' Rights (page 28)

   Under certain conditions, and by complying with the specific procedures required by statute, shareholders of Acadiana will have the right to dissent from the Plan. If the Plan is consummated, any dissenters may be entitled to receive in cash the fair value of their shares of Acadiana common stock.

Selected Financial Data of Acadiana

   Selected financial data with respect to each of the years in the five-year period ended December 31, 2001 is set forth below and should be read in conjunction with Acadiana's 2001 Annual Report to Stockholders and Acadiana's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

        Selected Historical Financial Data of Acadiana Bancshares, Inc.

                                                     Nine Months Ended
                                                       September 30,
                                                  ----------------------
                                                     2002        2001
                                                  ----------  ----------
                                                        (Unaudited)
Selected Operating Data:
  Total interest and dividend income............. $   14,609  $   17,466
  Total interest expense.........................      7,653      10,534
  Net interest income............................      6,956       6,932
  Provision (credit) for loan losses.............         --        (173)
  Net interest income after loan loss provision..      6,956       7,105
  Total noninterest income excluding trading
   account gains (losses)........................      1,610       1,277
  Trading account gains (losses).................         --          32
  Total noninterest expense......................      6,157       5,744
  Income tax expense.............................        842         968
  Net income.....................................      1,567       1,702
Per Share Data:
  Earnings per share--basic...................... $     1.49  $     1.53
  Earnings per share--diluted....................       1.38        1.45
  Dividends declared per share...................       0.45        0.45
Other Information:
  Average number of shares outstanding:
   basic.........................................  1,053,208   1,113,232
   diluted.......................................  1,139,248   1,173,048

                                                     At September 30,
                                                  ----------------------
                                                     2002        2001
                                                  ----------  ----------
                                                        (Unaudited)
Selected Financial Condition Data:
  Total assets................................... $  308,906  $  314,647
  Investment securities..........................     54,363      29,898
  Loans receivable, net..........................    207,027     247,587
  Deposits.......................................    208,419     214,108
  Borrowings.....................................     69,816      72,101
  Stockholders' equity...........................     28,825      26,299
  Book value per share........................... $    24.42  $    22.22

                                                     Nine Months Ended
                                                       September 30,
                                                  ----------------------
                                                     2002        2001
                                                  ----------  ----------
                                                        (Unaudited)
Performance Ratios:
  Return on average assets(1)....................      0.67 %      0.71 %
  Return on average stockholders' equity(1)......       7.60        8.18
  Net interest margin............................       3.16        3.00
  Efficiency ratio...............................      71.88       69.70
  Dividend payout ratio..........................      30.76       29.73
Asset Quality Ratios:
  Net charge-offs (recoveries) to average loans,
   net(1)........................................      0.19 %      0.02 %
  Non-performing assets to total assets..........       0.01        0.29
  Allowance for loan losses to total loans.......       1.10        0.99
  Allowance for loan losses to non-performing
   loans and troubled debt restructuring.........     289.24      229.03
Liquidity and Capital Ratios:
  Average stockholders' equity to average
   assets........................................      8.87 %      8.65 %
  Average loans to average deposits..............     104.90      116.80
  Tier 1 risk-based capital......................      15.39       13.80
  Total risk-based capital.......................      16.62       15.00
  Tier 1 leverage................................       9.09        8.40

                                                                     Year Ended December 31,
                                                  -------------------------------------------------------------
                                                     2001         2000         1999         1998        1997
                                                  ----------  ----------   ----------   -----------  ----------
                                                         (In thousands except per share data and ratios)
Selected Operating Data:
  Total interest and dividend income............. $   22,968  $   24,101   $   21,407   $    21,553  $   20,464
  Total interest expense.........................     13,476      14,896       12,195        11,935      10,860
  Net interest income............................      9,492       9,205        9,212         9,618       9,604
  Provision (credit) for loan losses.............         20         (83)          --            90         180
  Net interest income after loan loss provision..      9,472       9,288        9,212         9,528       9,424
  Total noninterest income excluding trading
   account gains (losses)........................      1,816       1,163        1,002         1,170         896
  Trading account gains (losses).................         32          25           (8)         (111)        137
  Total noninterest expense......................      7,685       7,045        6,771         6,655       5,878
  Income tax expense.............................      1,317       1,207        1,229         1,427       1,632
  Net income.....................................      2,318       2,224        2,206         2,505       2,947
Per Share Data:
  Earnings per share--basic...................... $     2.12  $     1.80   $     1.60   $      1.20  $     1.22
  Earnings per share--diluted....................       2.00        1.78         1.55          1.17        1.20
  Dividends declared per share...................       0.60        0.60         0.52          0.44        0.38
Other Information:
  Average number of shares outstanding:
   basic.........................................  1,094,846   1,235,521    1,377,635     2,088,775   2,408,779
   diluted.......................................  1,158,207   1,247,602    1,422,555     2,149,224   2,463,026

                                                                         At December 31,
                                                  -------------------------------------------------------------
                                                     2001         2000         1999         1998        1997
                                                  ----------  ----------   ----------   -----------  ----------
                                                               (In thousands except per share data)
Selected Financial Condition Data:
  Total assets................................... $  315,505  $  324,467   $  305,696   $   282,089  $  277,066
  Investment securities..........................     51,701      35,912       37,981        38,764      41,696
  Loans receivable, net..........................    229,891     264,805      244,996       225,752     212,840
  Deposits.......................................    215,569     224,531      213,212       201,654     195,043
  Borrowings.....................................     71,729      69,756       63,850        47,228      36,628
  Stockholders' equity...........................     26,812      28,782       27,750        32,174      44,562
  Book value per share........................... $    22.65  $    20.52   $    18.57   $     17.67  $    17.26


                                                                     Year Ended December 31,
                                                  -------------------------------------------------------------
                                                     2001         2000         1999         1998        1997
                                                  ----------  ----------   ----------   -----------  ----------
                                                         (In thousands except per share data and ratios)
Performance Ratios:
  Return on average assets(1)....................      0.73 %      0.70 %       0.76 %        0.87 %      1.10 %
  Return on average stockholders' equity(1)......       8.58        7.99         7.57          6.05        6.38
  Net interest margin............................       3.11        3.00         3.28          3.41        3.66
  Efficiency ratio...............................      67.77       67.79        66.34         62.33       55.26
  Dividend payout ratio..........................      28.73       34.40        33.27         37.05       31.76
Asset Quality Ratios:
  Net charge-offs (recoveries) to average loans,
   net(1)........................................      0.01 %      (0.02)%      (0.01)%       0.06 %      0.01 %
  Non-performing assets to total assets..........       0.21        0.07         0.03          0.07        0.22
  Allowance for loan losses to total loans.......       1.15        1.01         1.08          1.16        1.25
  Allowance for loan losses to non-performing
   loans and troubled debt restructuring.........     586.58      441.30       496.75        396.80      297.09
Liquidity and Capital Ratios:
  Average stockholders' equity to average
   assets........................................      8.50 %      8.76 %      10.03 %       14.35 %     17.23 %
  Average loans to average deposits..............     116.66      118.46       110.68        109.86      102.51
  Tier 1 risk-based capital......................      14.50       15.30        16.30         19.60       30.10
  Total risk-based capital.......................      15.80       16.60        17.50         20.90       31.40
  Tier 1 leverage................................       8.40        8.80         9.20         11.30       16.00

--------
(1) All ratios are annualized where appropriate.

Selected Financial Data of IBKC

   Selected financial data with respect to each of the years in the five-year period ended December 31, 2001 is set forth below and should be read in conjunction with IBKC's 2001 Report on Form 10-K and IBKC's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

         Selected Historical Financial Data of IBERIABANK CORPORATION

                                                  Nine Months Ended
                                                    September 30,                       Year Ended December 31,
                                               ----------------------  --------------------------------------------------------
                                                  2002        2001        2001        2000        1999        1998       1997
                                               ----------  ----------  ----------  ----------  ----------  ----------  --------
(In thousands, except share data)
---------------------------------                    (unaudited)
Income Statement Data:
  Total interest income....................... $   65,910  $   76,808  $  100,368  $  103,966  $   95,029  $   79,224  $ 69,607
  Total interest expense......................     21,511      36,970      46,018      52,730      45,380      38,458    36,050
  Net interest income.........................     44,399      39,838      54,350      51,236      49,649      40,766    33,557
  Provision for loan losses...................      4,498       2,698       5,046       3,861       2,836         903     1,097
  Net interest income after loan loss
   provision..................................     39,901      37,140      49,304      47,375      46,813      39,863    32,460
  Total noninterest income excluding security
   gains (losses).............................     13,303      10,547      15,025      14,577      13,735      10,211     5,398
  Security gains (losses).....................        (41)        118         119      (1,759)         --           3       266
  Total noninterest expense...................     32,815      30,780      41,711      39,704      44,881      33,758    29,001
  Income tax expense..........................      6,612       6,283       8,229       7,514       6,138       6,182     3,780
  Net income..................................     13,736      10,742      14,508      12,975       9,529      10,137     5,343
Per Share Data:
  Net income..................................       2.23        1.74        2.36        2.12        1.53        1.56      0.83
  Cash dividends..............................       0.56        0.52        0.70        0.66        0.63        0.57      0.45
  Book value..................................      24.71       22.74       23.03       20.99       18.62       18.91     17.75
Other Information:
  Average shares outstanding, diluted.........      6,161       6,184       6,143       6,114       6,241       6,503     6,459
Statement of Condition Data
 (Period End):
  Total assets................................ $1,460,047  $1,481,507  $1,426,825  $1,396,162  $1,363,578  $1,401,630  $947,282
  Securities..................................    317,088     317,921     321,907     344,545     384,881     377,556   192,442
  Loans, net of unearned income...............  1,003,103     959,251     956,015     940,525     842,878     768,235   660,063
  Total deposits..............................  1,212,509   1,234,587   1,237,394   1,143,187   1,100,014   1,220,594   786,864
  Long-term debt..............................     37,919      46,684      31,437      60,843      52,053      45,639    46,728
  Stockholders' equity........................    143,031     135,394     134,417     127,042     117,189     123,967   115,564
Performance Ratios:
  Return on average assets(1).................      1.27 %       1.02%       1.02%      0.94 %       0.70%      0.93 %     0.57%
  Return on average stockholders' equity(1)...      13.07       10.77       10.83       10.75        7.84        8.47      4.66
  Net interest margin(TE).....................       4.53        4.03        4.11        3.95        3.96        4.03      3.63
  Efficiency(2)...............................      56.91       60.95       60.02       61.99       70.81       66.22     73.94
  Dividend payout.............................      23.73       29.08       28.71       31.42       41.88       36.56     54.41
Asset Quality Ratios:
  Net charge-offs to average loans, net of
   unearned income(1).........................      0.43 %       0.41%       0.44%      0.26 %       0.15%      0.06 %     0.07%
  Problem assets to net loans and other
   real estate(3).............................       0.64        1.06        1.17        0.63        0.25        0.20      0.40
  Nonperforming assets to net loans and other
   real estate(4).............................       0.78        1.21        1.35        0.85        0.39        0.80      0.40
  Allowance for loan losses to loans, net of
   unearned income............................       1.25        1.05        1.16        1.09        1.04        0.93      0.80
  Allowance for loan losses to nonperforming
   assets(4)..................................     159.73       86.45       85.76      128.60      263.68      116.57    200.46
Liquidity and Capital Ratios:
  Average stockholders' equity to average
   assets.....................................      9.73 %       9.46%       9.44%      8.72 %       8.95%     11.02 %    12.14%
  Average loans to average deposits...........      78.75       78.35       78.24       80.67       69.19       79.67     80.59
  Tier 1 risk-based capital(5)................      10.33        9.83        9.96       10.05        9.42        9.89     18.52
  Total risk-based capital(5).................      11.55       10.85       11.09       11.19       10.43       10.80     19.50
  Tier 1 leverage(5)..........................       7.53        6.92        6.95        6.67        6.26        5.81     10.54

--------
(1) Interim period ratios are annualized.
(2) Noninterest expense divided by the sum of net interest income and noninterest income.
(3) Problem assets include loans on a nonaccrual basis, restructured loans and foreclosed properties.
(4) Nonperforming assets include loans on a nonaccrual basis, restructured loans, loans 90 days or more past due and foreclosed properties.
(5) The required minimum Tier 1 and total capital ratios are 4% and 8%, respectively. The minimum leverage ratio of Tier 1 capital to total assets is 3% to 5%.

Comparative Per Share Data (Unaudited)

   The following table presents certain information for IBKC and Acadiana as of September 30, 2002 on an historical, unaudited pro forma combined and unaudited pro forma equivalent basis. The unaudited pro forma combined information is based upon the historical financial condition and results of operations of the companies and adjustments directly attributable to the Plan based on estimates derived from information currently available. They do not purport to be indicative of the results that would actually have been obtained if the Plan had been consummated on the date or for the periods indicated below, or the results that may be obtained in the future.

                    COMPARATIVE PER SHARE DATA (unaudited)

                                      Nine Months Ended September 30, 2002   Year Ended December 31, 2001
                                      ------------------------------------ ---------------------------------
                                            Historical                           Historical
                                      ------------------------             ----------------------
                                      IBERIABANK    Acadiana      Pro      IBERIABANK   Acadiana     Pro
                                      Corporation  Bancshares    Forma     Corporation Bancshares   Forma
                                      -----------  ----------  ----------  ----------- ---------- ----------
(In thousands, except per share data)
-------------------------------------
     Summary of Income
       Net interest income........... $   44,399   $    6,956  $   52,544  $   54,350  $    9,492 $   65,400
      Provision for loan losses......      4,498           --       4,498       5,046          20      5,066
       Noninterest income............     13,262        1,610      14,872      15,144       1,848     16,992
       Noninterest expense...........     32,815        6,157      39,699      41,711       7,685     50,362
       Net income....................     13,736        1,567      15,603      14,508       2,318     17,211
     Per Common Share
       Basic......................... $     2.41   $     1.49  $     2.33  $     2.48  $     2.12 $     2.66
       Diluted.......................       2.23         1.38        2.18  $     2.36  $     2.00 $     2.41
     Average Shares Outstanding
       Basic.........................  5,707,570    1,053,208   6,695,799   5,843,861   1,094,846  6,832,090
       Diluted.......................  6,160,767    1,139,248   7,148,996   6,142,958   1,158,207  7,131,187

Recent Market Prices

   On September 20, 2002, the first business day before the public announcement that the companies entered into the Plan, the closing sales price for a share of IBKC common stock, as quoted on the NASDAQ Stock Market, was $ 38.40. On
      , 2002, the closing sales price for a share of IBKC common stock was
$      , and, based on that price, you would receive for each of your shares of
Acadiana $7.88 in cash and        shares of IBKC common stock. No assurance can
be given as to the sales price of a share of IBKC common stock on the effective date of the merger.

   On September 20, 2002, the first business day before the public announcement that the companies entered into the Plan, the closing sales price for a share of Acadiana common stock, as quoted on the American Stock Exchange, was $
23.76. On       , 2002, the closing sales price for a share of Acadiana common
stock was $      .

                            INTRODUCTORY STATEMENT

General

   This proxy statement and prospectus is furnished to the shareholders of Acadiana Bancshares, Inc. in connection with the solicitation of proxies on behalf of Acadiana's board of directors for use at a special meeting of shareholders of Acadiana to be held on the date and at the time and place specified in the accompanying notice.

   Acadiana and IBKC have each supplied all information with respect to it and its consolidated subsidiaries. Unless the context otherwise requires, Acadiana and LBA Savings Bank, its wholly owned bank subsidiary, are collectively referred to herein as "Acadiana," and IBKC and its subsidiaries are collectively referred to herein as "IBKC."

Purpose of the Meeting

   The purpose of the meeting is to consider and vote upon a proposal to approve an Agreement and Plan of Merger between IBKC and Acadiana, pursuant to which, among other things, Acadiana will merge into a wholly owned subsidiary of IBKC and promptly thereafter LBA Savings Bank will merge into IBERIABANK, a wholly owned banking subsidiary of IBKC, and each outstanding share of common stock of Acadiana will be converted into the right to receive $7.88 cash and $31.50 in shares of common stock of IBKC, subject to adjustment, as described under the heading "Conversion of Acadiana common stock."

   At the meeting, shareholders will also consider and vote upon a proposal to adjourn the meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the Plan and to consider any other matters that may be properly submitted for a vote at the meeting.

Shares Entitled to Vote; Quorum: Vote Required

   Only holders of record of Acadiana common stock at the close of business on
            , 2002 are entitled to notice of and to vote at the meeting. On
that date, there were          shares of Acadiana common stock outstanding,
each of which is entitled to one vote on each matter properly brought before the meeting. The presence at the meeting, in person or by proxy, of the holders of a majority of the outstanding shares of common stock of Acadiana is necessary to constitute a quorum.

   The Plan must be approved by the affirmative vote of the holders of at least two-thirds of the Acadiana common stock present at the meeting. An abstention will have the effect of a vote against the Plan and will cause an Acadiana shareholder otherwise entitled to dissenters' rights to forfeit any claim to such rights. A broker non-vote will be counted for purposes of determining a quorum but will not be counted in determining the voting power present with respect to the vote on the Plan and thus will have no effect on the vote.

The affirmative vote of a majority of the votes cast on the matter at the meeting is required to approve the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the Plan and any other matter properly submitted to shareholders for their consideration at the special meeting. Because of the vote required for the proposal to adjourn the special meeting, abstentions and broker "non-votes" will have no effect on this proposal.

   Directors and executive officers of Acadiana beneficially owning an aggregate of 460,202 shares, or approximately 33%, of the outstanding Acadiana common stock, have agreed to vote in favor of the Plan.

Solicitation, Voting and Revocation of Proxies

   In addition to soliciting proxies by mail, directors, officers and employees of Acadiana and IBKC, without receiving additional compensation, may solicit proxies by telephone, fax, e-mail and in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares of Acadiana common stock, and Acadiana will reimburse such parties for reasonable out-of-pocket expenses incurred. The cost of soliciting proxies is being paid by Acadiana.

   The form of proxy that accompanies this proxy statement and prospectus permits each holder of record of Acadiana common stock on the record date to vote on all matters that properly come before the meeting. Where a shareholder specifies his choice on the accompanying form of proxy with respect to the proposal to approve the Plan, the shares represented by the proxy will be voted in accordance with that specification. If no specification is made, the shares will be voted in favor of the Plan and to adjourn the meeting, if necessary. If an Acadiana shareholder does not sign and return a proxy and specify on the proxy an instruction to vote against the Plan, he will not be able to exercise dissenters' rights unless he attends the meeting in person and votes against the Plan and gives written notice of his dissent from the Plan at or prior to the meeting.

   A proxy may be revoked at any time before it is voted by:

      (i) giving written notice of revocation at any time before its exercise to the Secretary of Acadiana, and

      (ii) executing and delivering to the Secretary at any time before its exercise a later dated proxy or

      (iii) attending the meeting and voting in person.

                                   THE PLAN

   The following brief description does not purport to be complete.

Background of and Reasons for the Plan

   The Acadiana board periodically has reviewed the company's performance, compared its performance with that of certain relatively comparable publicly traded institutions in the banking and thrift industries, reviewed market activity in Acadiana's common stock, considered various business opportunities and strategies available to Acadiana and discussed the general economic, regulatory, competitive and business pressures affecting Acadiana and LBA Savings Bank. In addition, the Acadiana board, on an informal basis and during strategic planning sessions, would periodically review merger and acquisition activity in the thrift and banking industry.

   In November 2001, Daryl Byrd, President and Chief Executive Officer of IBKC, approached Jerry Reaux, Chairman, President and Chief Executive Officer of Acadiana, and inquired as to Acadiana's interest in a possible merger transaction with IBKC. The parties entered into confidentiality agreements and exchanged certain preliminary information. Approximately two weeks later, Acadiana terminated these discussions when the parties could not agree, on a preliminary basis, as to merger consideration and other terms. In late August 2002, conversations between Acadiana and IBKC resumed as it appeared that IBKC was in a position to significantly increase the amount of merger consideration from the amount previously indicated. During the first week of September 2002, Jerry Reaux, Chairman, President and Chief Executive Officer of Acadiana informed the members of his Board that conversations with IBKC had resumed. IBKC presented Acadiana with a written indication of interest, dated September 9, 2002, outlining the terms of a potential merger with consideration of $7.88 in cash plus shares of IBKC common stock with a value of approximately $31.50, with certain collars, for each share of Acadiana common stock. The board of directors of Acadiana authorized management to proceed with discussions with IBKC based upon the terms outlined in the indication of interest and authorized due diligence review of IBKC. Concurrently, the parties with the assistance of their respective financial advisors and legal counsel, negotiated the terms of the merger agreement.

   The Acadiana board met again on September 22, 2002 and reviewed the background of the proposed merger and the status of the negotiations to date. The Acadiana board carefully reviewed and considered, with the assistance of its financial advisor and legal counsel, the financial and legal aspects of the proposed merger agreement with IBKC. The Acadiana board also carefully considered the terms of the proposed stock option agreement and other related agreements. After its review, the Acadiana board authorized execution of the merger agreement, the stock option agreement and the other related agreements and documents. Each director of Acadiana also entered into a support agreement with IBKC obligating them to vote their shares in favor of the merger agreement with IBKC and against any other transaction.

   The Acadiana board has determined that the terms of the merger, the Plan, and the proposed issuance of IBKC common stock and cash in connection with the merger are advisable and fair to and in the best interest of, Acadiana and its shareholders. In reaching its determination, the Acadiana board considered a number of factors. The Acadiana board did not assign any specific or relative weights to the factors considered, and individual directors may have given different weights to different factors. The material factors considered were as follows:

  . Information concerning the business, earnings, operations, financial condition, prospects, capital levels and asset quality of IBKC, individually and as combined with Acadiana.

  . The written opinion rendered to the Acadiana board by Acadiana's financial advisor that, as of the date of the opinion, and subject to the various assumptions made and limitations stated in the opinion, the merger consideration consisting of $7.88 per share in cash and IBKC common stock in the exchange ratio ranging from .6848 to .9265 (subject to adjustment) for Acadiana common stock was fair, from a financial point of view, to holders of Acadiana common stock. The opinion of Acadiana's financial advisor is attached as Appendix A and should be reviewed for the assumptions made in connection with, and limitations on, such opinion.

  . The terms of the merger agreement, the stock option agreement and other documents executed in connection with the merger.

  . The current and prospective economic, competitive and regulatory environment facing each institution and financial institutions generally.

  . The results of the due diligence investigation conducted by the management of Acadiana, including assessment of credit policies, asset quality, interest rate risk, litigation and adequacy of loan loss reserves.

  . The Acadiana board's familiarity with and review of IBKC's business, operations, earnings, prospects, financial condition, asset quality and capital levels.

  . The opportunities for expense reductions, operating efficiencies and revenue enhancements in the combined entity.

  . The nature of, and likelihood of obtaining, the regulatory approvals that would be required for the merger.

  . The additional liquidity provided by IBKC's common stock compared to Acadiana's common stock.

  . The historical market prices of Acadiana's common stock and the fact that the proposed $39.38 per share merger consideration represented a 66% premium over the per share closing price of Acadiana's common stock on the business day before the merger was announced.

  . Results that could be expected to be obtained by Acadiana if it continued to operate independently, and the likely benefits to stockholders of such course, as compared with the value of the merger consideration being offered by IBKC.

   Acadiana's board of directors unanimously recommends that the holders of Acadiana common stock vote "FOR" adoption of the Agreement and Plan of Merger.

Opinion of Acadiana's Financial Advisor

   Acadiana retained Triangle Capital Partners, L.L.C. to act as its financial advisor in connection with analyzing its strategic alternatives, including a possible merger and related matters. As part of its engagement, Triangle agreed, if requested by Acadiana, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Acadiana common stock, of the merger consideration. Triangle is regularly engaged in evaluations of businesses and their securities and in advising financial institutions and other companies with regard to mergers and acquisitions. Acadiana selected Triangle as its financial advisor based upon Triangle's qualifications, expertise and reputation in that capacity.

   Triangle delivered its written opinion to the board of Acadiana dated September 22, 2002 that, based upon and subject to the assumptions and limitations described in the opinion, the merger consideration to be paid by IBKC was fair to Acadiana shareholders, from a financial point of view, as of the date of the opinion. Triangle updated its opinion as of the date of this document. As used in this section, "merger consideration" refers to the conversion into cash in the amount of $7.88 per share of the common stock of Acadiana, and common stock in an exchange ratio ranging from 0.6848 to 0.9265 shares of IBKC common stock (subject to adjustment as set forth in the Plan) proposed to be received by the holders of shares of common stock of Acadiana (other than any such shares held by IBKC or its affiliates). No limitations were imposed by Acadiana on Triangle with respect to the investigations made or the procedures followed in rendering its opinion.

   The full text of Triangle's written opinion to the Acadiana board, dated as of the date of this document, which sets forth the assumptions made, matters considered and extent of review by Triangle, is attached as Appendix A and is incorporated herein by reference. You should read the fairness opinion carefully and in its entirety. The following summary of Triangle's opinion is qualified in its entirety by reference to the full text of the opinion. Triangle's opinion is directed to the Acadiana board and does not constitute a recommendation to any shareholder of Acadiana as to how a shareholder should vote with regard to the merger at the Acadiana special meeting described in this document. The opinion addresses only the financial fairness of the consideration to be received by the holders of Acadiana common stock. The opinion does not address the relative merits of the merger or any alternatives to the merger, the underlying decision of the Acadiana board to approve or proceed with or effect the merger, or any other aspect of the merger.

   Triangle, in connection with rendering its original opinion:

  . reviewed Acadiana's Annual Reports to Shareholders, proxy statements and annual reports on Form 10-K for the three calendar years ended December 31, 2001, 2000 and 1999, including the audited financial statements contained therein, and Acadiana's quarterly reports on Form 10-Q for the calendar quarters ended September 30, 2002, June 30, 2002 and March 31, 2002;

  . reviewed IBKC's Annual Reports to Shareholders, proxy statements and annual reports on Form 10-K for the three calendar years ended December 31, 2001, 2000 and 1999, including the audited financial statements contained therein, and IBKC's quarterly reports on Form 10-Q for the calendar quarters ended September 30, 2003, June 30, 2002 and March 31, 2002;

  . reviewed internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the respective companies established by management and furnished to Triangle by Acadiana and IBKC, respectively, along with certain additional publicly-available financial information;

  . held discussions with members of senior management of Acadiana and IBKC and with their respective representatives, including without limitation, their outside accountants, financial and legal advisors and others, concerning the past and current results of operations of Acadiana and IBKC, their respective current financial condition and managements' opinion of their respective future prospects;

  . reviewed the historical record of reported prices, trading activity and dividend payments for both Acadiana and IBKC;

  . compared the reported financial terms of selected recent business combinations in the banking industry with the financial terms of the proposed merger;

  .  reviewed the merger agreement and certain related documents; and

  . performed other analyses as Triangle deemed appropriate under the circumstances.

   The written opinion provided by Triangle to Acadiana (as of September 22, 2002 and as of the date of this document) was necessarily based upon economic, monetary, financial market and other relevant conditions as of the date the opinion was rendered. Accordingly, it was understood that although subsequent developments may affect its opinion, Triangle does not have any obligation to further update, revise or reaffirm its opinion.

   In connection with its review and arriving at its opinion, with the consent of the Board of Acadiana, Triangle assumed and relied upon the accuracy and completeness of the financial information and other pertinent information provided by Acadiana and IBKC to Triangle for purposes of rendering its opinion. Triangle did not assume any obligation to independently verify any of the information listed above, including, without limitation, information from published sources, as being complete and accurate. With regard to the financial information, including forecasts we received from Acadiana and IBKC, as well as projections of cost savings, Triangle assumed that this information reflects the best available estimates and good faith judgments of Acadiana and IBKC as to the future performance of the separate and combined entities and that the forecasts and projections provided a reasonable basis upon which Triangle could formulate its opinion. Neither Acadiana nor IBKC publicly discloses internal management forecasts or projections of the type utilized by Triangle in connection with Triangle's role as financial advisor to Acadiana, and those forecasts and projections were not prepared with a view towards public disclosure. The forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Acadiana and IBKC. Accordingly, actual results could vary significantly from those set forth in the respective forecasts and projections.

   Triangle does not purport to be expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and, accordingly, assumes that those allowances by Acadiana and IBKC are adequate to cover any losses. In addition, Triangle has not reviewed and does not assume any responsibility for any individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or liabilities, contingent or otherwise, or individual properties of Acadiana or IBKC, nor was Triangle provided with any such appraisals. In addition, for the purposes of rendering its written opinion, Triangle assumed that (i) the merger will be consummated in accordance with the terms set forth in the agreement, without any waiver of any of its material terms or conditions, and that obtaining the necessary approvals for the merger will not have an adverse effect on either separate institution or the combined entity, and (ii) the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. Triangle also assumed that the fee adjustment amount (as defined in the agreement), if any, will not exceed $3 million. In addition, for purposes of its written opinion, Triangle relied on advice of counsel and independent accountants to Acadiana and IBKC as to all legal and financial reporting matters with respect to Acadiana and IBKC, the merger and the Plan. No opinion was expressed by Triangle as to whether any alternative transaction might produce consideration for the holders of Acadiana common stock in an amount in excess of that contemplated in the merger. In each analysis described below that involves per share data for Acadiana, Triangle adjusted the data for the dilutive effects of stock options using the treasury method.

   In connection with rendering its opinion to Acadiana's board, Triangle performed a variety of financial and comparative analyses, which are briefly summarized below. Such a summary of those analyses does not purport to be a complete description of the analyses performed by Triangle. Moreover, Triangle believes that the analyses must be considered as a whole and that selecting portions of the analyses and the factors considered, including information presented in tabular form, without considering all of the analyses and factors, could create an incomplete understanding of the process underlying the analyses and, more importantly, a misleading or incomplete view of the written opinion as to fairness from a financial point of view that is based on those analyses. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not readily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Triangle also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Triangle drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Triangle's analyses are not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from those estimates. Estimates of company valuations do not purport to be appraisals or to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the individual analyses performed by Triangle were assigned a greater significance by Triangle than any other in forming its written opinion.

   Accretion/Dilution Analysis: On the basis of financial projections established by management, and estimates of on-going cost savings accruing to the combined companies, as well as estimated one-time costs related to the transaction, Triangle compared pro forma equivalent earnings per share, cash earnings per share, book value, tangible book value and cash dividends to the stand-alone projections of Acadiana and IBKC. No assumptions were made regarding revenue enhancements following the completion of the transaction. The accretion/dilution analysis was based on the premise, for purposes of analysis only, that shares of Acadiana common stock were to be exchanged 100% for shares of IBKC common stock, or alternatively stated, that any cash received by Acadiana shareholders would be reinvested in IBKC common stock at the market price used to establish the exchange ratio, without regard to taxes and brokerage fees.

   The accretion/dilution analysis indicated, among other things, that, based on the information taken into account for purposes of the analysis, the merger could result in:

  . Sixty-eight percent (68%) accretion to earnings per share and seventy-nine percent (79%) accretion to cash earnings per share for Acadiana shareholders in the first year of combined operations, increasing over the period of the analysis;

  . Two percent (2%) accretion to earnings per share and seven percent (7%) accretion to cash earnings per share for IBKC shareholders in the first year of combined operations;

  . A thirty-four percent (34%) increase in cash dividends for Acadiana shareholders, assuming IBKC maintains its current dividend policy;

  . Ten percent (10%) accretion to book value and twenty-nine percent (29%) dilution to tangible book value for Acadiana shareholders; and

  . Nine percent (9%) accretion to book value and seven percent (7%) dilution to tangible book value for IBKC shareholders.

   Contribution Analysis: Triangle compared the contribution of Acadiana to the combined companies relative to the approximate ownership of the combined companies. The analysis indicated that Acadiana shareholders would own approximately 13.5% of the pro forma shares of IBKC. Acadiana's approximate contributions are listed below by category:

                                                              Acadiana
                                                            Contribution
                                                            ------------
        Assets.............................................    17.9%
        Loans..............................................    18.5%
        Deposits...........................................    15.0%
        Tangible equity....................................    20.4%
        Last twelve months earnings(1) without cost savings    12.3%
        Projected year 1 earnings without cost savings.....     9.9%
        Projected year 2 earnings without cost savings.....    10.0%
        Projected year 1 earnings with cost savings........    15.2%
        Projected year 2 earnings with cost savings........    18.1%
        Pro Forma Ownership................................    13.5%
                                                               -----

--------
(1) Twelve months ended June 30, 2002

   Comparable Transaction Analysis: Triangle reviewed and compared financial performance and pricing information for groups of bank and thrift merger transactions announced in the twenty-four months ended September 18, 2002 that it deemed pertinent to an analysis of the merger. Triangle did not include every transaction that could be deemed to have occurred in the relevant industries. The pricing ratios for the merger were compared to the median ratios of (1) price to tangible book value, (2) price to last twelve months reported earnings, (3) price to last twelve months core earnings, (4) tangible book value premium to core deposits, and (5) premium to trading price, for each of the following comparable transaction groups:

  . all thrift acquisitions in the United States in the preceding 24 months (referred to in the table below as "Last 24 Months");

  . all thrift acquisitions announced in the preceding 90 days (referred to in the table below as "Last 90 Days");

  . all Louisiana thrift acquisitions (referred to in the table below as "Louisiana Thrifts");

  . all thrift acquisitions in the United States involving acquired thrifts with assets of $200 million - $400 million (referred to in the table below as "Assets $200-$400 Million");

  . all thrift acquisitions in the United States involving acquired thrifts with returns on average equity of 7%-10% (referred to in the table below as "ROAE 7%-10%");

   Triangle also selected eleven bank and thrift acquisitions announced since September 2000 that Triangle deemed most comparable to Acadiana in terms of asset size, tangible capital and profitability (referred to in the table below as "Guideline Transactions");

         Acquirer                       Target
         --------                       ------
         United Community Bancorp, NC   Community Bancshares, Inc., NC
         Colonial BancGroup Inc., AL    Palm Beach National Holding
                                        Co., FL
         Capital Bank Corporation, NC   High Street Corporation, NC
         Synovus Financial              Community Financial Group,
           Corporation, GA              Inc., TN
         MB Financial Inc., IL          First Lincolnwood
                                        Corporation, IL
         Whitney Holding Corporation,
           LA                           Redstone Financial, Inc., TX
         Norway Bancorp, ME             First Coastal Corporation, ME
         Promistar Financial
           Corporation, PA              FNH Corporation, PA
         NBT Bancorp Inc., NY           First National Bancorp Inc.,
                                        NY
         Community Banks Inc., PA       Glen Rock State Bank, PA
         Financial Institutions Inc.,
           NY                           Bath National Corporation, NY

   The following table represents a summary analysis of the transactions deemed comparable that were analyzed by Triangle based on the announced transaction values:

                                                                        Tangible
                                       Price/    Price/      Price/       Book
                               Number Tangible     LTM         LTM      Premium/   Premium/
                                 of     Book    Reported      Core        Core     Trading
                               Deals   Value   Earnings(1) Earnings(2) Deposits(3)  Price
                               ------ -------- ----------- ----------- ----------- --------
Last 24 Months................  109     137%      19.5x       19.3x        7.0%      37%
Last 90 Days..................   16     132%      24.0x       26.2x        8.7%      31%
Louisiana Thrifts.............    2     165%      18.3x       18.3x        8.1%      89%
Assets $200-$400 Million......   20     144%      22.6x       22.8x        8.6%      44%
ROAE 7%-10%...................   14     132%      17.3x       15.6x        6.4%      47%
Guideline Transactions(4).....   11     177%      22.6x      28.5x (5)     9.0%      41%
Acadiana(6)...................          186%      22.4x       23.5x       14.3%      66%

--------
(1) Last 12 months fully-diluted reported earnings per share.
(2) Last 12 months fully-diluted core earnings per share (excludes non-recurring revenue and expenses).
(3) Premium over tangible book value as a percentage of core deposits (total deposits less "jumbo" time deposits).
(4) Guideline Transactions are the eleven merger transactions listed above.
(5) Price to last twelve months core earnings was not available for nine of the eleven Guideline Transactions; therefore the median shown may not be indicative of the true price to core earnings for this group of transactions.
(6) Acadiana pricing data based on per share consideration of $39.38 (fully-diluted using the treasury method) assuming each share of Acadiana common stock is exchanged for $7.88 of cash and $31.50 of IBKC common stock and the market price of IBKC common stock is between $34.00 and $46.00 per share, all of which amounts are subject to adjustment.

   The analysis indicated that the value of the proposed merger fell within the range of multiples of trailing twelve months earnings represented by the groups of transactions deemed comparable. The price to tangible book value, tangible book value premium to core deposits and premium to trading price ratios for the proposed merger were generally higher than the median ratios for the comparable groups.

   Discounted Cash Flow Analysis: Triangle prepared a discounted cash flow analysis with regard to Acadiana's estimated acquisition values. This analysis utilized a range of discount rates of 12% to 18% and a range of earnings terminal multiples of 10.0x to 15.0x. The analyses resulted in a range of present values of between $27.75 and $46.70 per share. This analysis was based on assumptions used by Triangle in estimating Acadiana's acquisition value, and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Triangle noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but that the results of the methodology are not conclusive and are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, discount rates, terminal multiples and cost savings.

   Comparable Company Trading Analysis of IBKC: Triangle reviewed and compared stock market data and selected pricing multiples for IBKC as of September 18, 2002 with corresponding median multiples for publicly-traded banks possessing financial and performance characteristics deemed similar to IBKC. Triangle did not include every company that could be deemed to be a participant in the same industry. The selected comparable publicly-traded companies differ in size, profitability and growth outlook and thus provide imprecise valuation indications. In addition, market-based valuation relies on public information and thus may not reflect undisclosed company-specific opportunities or capabilities. The comparison banks were grouped according to the criteria listed below:

                                    Price/                        Price/
                                     LTM    Price/ LTM   Price/  Tangible
                         Number of Reported    Core      2002E     Book   Dividend
                         Companies Earnings Earnings(1) Earnings  Value    Yield
                         --------- -------- ----------- -------- -------- --------
All U.S. Banks..........    691     14.5x      14.6x     13.5x     168%     2.6%
Louisiana Banks.........      6     13.8x      13.4x     12.7x     176%     2.8%
Assets $1-$2 billion....     74     14.8x      14.9x     13.9x     202%     2.4%
Return on Equity 14%-18%    115     13.7x      13.9x     13.4x     163%     2.7%
Guideline Companies(2)..     10     15.0x      15.2x     13.9x     203%     2.3%
IBERIABANK(3)...........            14.5x      14.7x     13.2x     213%     1.8%

--------
(1) Core earnings exclude non-recurring revenue and expenses, tax-adjusted at a 35% rate.
(2) Consists of ten actively-traded banks of similar asset size, tangible capital levels, and return on equity as IBERIABANK: Commonwealth Bancorp, PA; First Bancorp, NC; First National Corporation, SC; Hills Bancorp, IA; OceanFirst Financial Corp, NJ; PennFed Financial Services, NJ; Second Bancorp, OH; State Bancorp, NY; Union Bankshares, VA; and West Coast Bancorp, OR.
(3) At or for the twelve months ended June 30, 2002, unless otherwise noted.

   The analysis indicated that IBKC common stock traded at similar price to earnings multiples as the market for bank stocks taken as a whole, and IBKC common stock traded at slightly lower price to earnings multiples than the median multiples for the ten guideline companies. However, the analysis indicated that IBKC common stock was trading at a slight premium on price to tangible book value compared to the median multiples exhibited by the comparable groups. Due to a lower dividend payout ratio, IBKC common stock had a lower dividend yield than the comparable groups.

   Comparable Company Trading Analysis of Acadiana: Triangle reviewed and compared stock market data and selected pricing multiples for Acadiana as of September 18, 2002 with corresponding median multiples for publicly-traded thrift institutions possessing financial and performance characteristics deemed similar to Acadiana. Triangle did not include every company that could be deemed to be a participant in the same industry. The selected comparable publicly-traded companies differ in size, profitability and growth outlook and thus provide imprecise valuation indications. In addition, market-based valuation relies on public information and thus may not reflect undisclosed company-specific opportunities or capabilities. The comparison companies were grouped according to the criteria listed below:

                                    Price/    Price/                Price/
                          Number     LTM        LTM      Price/    Tangible
                            of     Reported    Core      2002E       Book   Dividend
                         Companies Earnings Earnings(1) Earnings    Value    Yield
                         --------- -------- ----------- --------   -------- --------
All U.S. Thrifts........    315     13.7x      14.0x      12.6x      119%     2.5%
Louisiana Thrifts.......      9     11.6x      14.9x       9.0x       80%     2.1%
Assets $200-$400 million     69     13.4x      13.5x      12.5x      110%     2.5%
Return on Equity 7%-10%.     73     13.2x      14.0x      13.9x      115%     2.5%
Guideline Companies(2)..      8     13.6x      14.8x     11.6x (3)   108%     2.6%
Acadiana(4).............            11.6x      12.2x        NA (5)   100%     2.5%

--------
(1) Core earnings exclude non-recurring revenue and expenses, tax-adjusted at a 35% rate.
(2) Consists of eight traded banks and thrifts of similar asset size, tangible capital levels, and return on equity as Acadiana: ChoiceOne Financial Services, MI; Community Central Bank Corp., MI; EvergreenBancorp, WA; First Bancshares, MO; HFB Financial Corp., KY; Patapsco Bancorp, MD; Peoples National Bank, VA; Slades Ferry Bancorp, MA.
(3) Only one of the Guideline Companies had a price to 2002E earnings ratio; therefore the median shown may not be indicative of the true price to core earnings for this group of companies.
(4) At or for the twelve months ended June 30, 2002, unless otherwise noted.
(5) Not available--there are no published earnings estimates for Acadiana for 2002.

   The analysis indicated that Acadiana common stock generally traded at lower price to earnings multiples than the median multiples for the comparison groups shown in the table above. In addition, Acadiana common stock was trading at a discount on a price to tangible book value basis compared to all of the comparison groups shown, with the exception of the Louisiana thrift median. Acadiana common stock had a dividend yield similar to the comparable groups. It should be noted that Acadiana common stock generally trades infrequently and there is relatively low trading volume in the stock. The ratios shown for Acadiana could be influenced by the relative lack of liquidity in the stock.

   No company used as a comparison in the above analyses is identical to Acadiana, IBKC or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial, market and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which Acadiana, IBKC and the combined entity were compared.

   In connection with the delivery of its written opinion dated as of the date of this document,Triangle performed procedures to update, as it deemed necessary, some of the analyses described above and reviewed the assumptions on which the analyses described above were based and the factors considered in connection with those analyses. Triangle did not perform any analyses in addition to those described above in updating its written opinion.

   Acadiana has agreed to pay Triangle a fee equal to a percentage of the merger consideration as compensation for financial advisory services rendered in connection with the proposed merger. Assuming merger consideration of $39.38 per share of Acadiana common stock ($7.88 of cash and $31.50 of IBKC common stock as described above), Triangle's total fee would be approximately $557,000. Triangle has received $50,000 in fees to date, a portion of which was contingent upon the rendering of our written opinion as to fairness from a financial point of view of the merger consideration proposed to be paid to the holders of Acadiana common stock. The remainder is payable upon consummation of the proposed merger. The Acadiana board was aware of this fee structure and took it into account in considering Triangle's fairness opinion and in approving the merger. In addition, Acadiana has agreed to reimburse Triangle for all reasonable expenses incurred by it on Acadiana's behalf, and to indemnify Triangle against some liabilities, including liabilities which may arise under the federal securities laws.

   As noted above, the discussion in this section is merely a summary of the analyses and examinations that Triangle considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Triangle. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that the analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Triangle's view of the actual value of Acadiana.

   In performing its analyses, Triangle made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Acadiana and IBKC. The analyses performed by Triangle are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, those analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, and Triangle does not assume any responsibility if future results are materially different from those projected. As described above, Triangle's opinion and presentation to the Acadiana board were among the many factors taken into consideration by the Acadiana board in making its determination to approve, and to recommend that Acadiana's stockholders approve, the merger.

Conversion of Acadiana Common Stock

   On the day the merger becomes effective each share of Acadiana common stock outstanding will be converted into the right to receive $7.88 in cash plus a number of shares of IBKC common stock with a value of $31.50 (based upon the average closing price during the first ten trading days of the month in which the merger is completed), provided, however, that not less than 0.6848 shares nor more than 0.9265 shares of IBKC common stock will be issued for each share of Acadiana common stock exchanged in the merger. If the average closing price of IBKC during the ten day measurement period is less than $46.00 per share but more than $34.00 per share, the number of shares of IBKC common stock which will be issued in exchange for each share of Acadiana common stock will be determined by an exchange ratio calculated by dividing $31.50 by the average closing price of IBKC common stock. The table below illustrates the operation of the exchange ratio at various selected average closing prices.

              If the average closing     Then the exchange ratio
                     price is:                  will be:
              ----------------------     -----------------------
             $46.00 or more                      0.6848
              45.00                              0.7000
              44.00                              0.7159
              43.00                              0.7326
              42.00                              0.7500
              41.00                              0.7683
              40.00                              0.7875
              39.00                              0.8077
              38.00                              0.8289
              37.00                              0.8514
              36.00                              0.8750
              35.00                              0.9000
              34.00 or less                      0.9265

   The amount of cash and/or stock that you receive in the merger may be adjusted for various matters as provided in the Plan, which are described below.

  . The total amount of shares of IBKC issued to Acadiana shareholders in the merger cannot exceed 19.9% of the outstanding shares of IBKC immediately prior to the merger. Rather than exceed the 19.9% threshold, the number of shares of IBKC which would be issued under the exchange ratio will be reduced and the $7.88 per share cash consideration will be increased proportionately. IBKC has indicated that it does not anticipate that there will be any adjustment as a result of this provision.

  . If the average closing price of IBKC stock is less than $30.00, Acadiana has the right to terminate the merger agreement unless IBKC elects to increase the amount of cash to be issued to Acadiana shareholders in the merger.

  . The total cash consideration to be paid to Acadiana shareholders may be reduced, in which event, the $7.88 per share cash consideration will be reduced on a proportional basis, in the event that Acadiana's legal expenses incurred in connection with the merger exceed $180,000. Acadiana has indicated that it does not anticipate that there will be any adjustment as a result of this provision.

   Shareholders who perfect dissenters' rights will not receive IBKC common stock but instead will be entitled to receive the "fair cash value" of their shares as determined under Section 131 of the Louisiana Business Corporation Law. See, "Dissenter's Rights" on page 28.

   Instead of issuing any fractional shares of IBKC common stock, each shareholder of Acadiana who would otherwise be entitled thereto will receive a cash payment (without interest) equal to such fractional share multiplied by the market value of the fraction.

Effective Date

   An Agreement of Merger will be recorded with the Louisiana Secretary of State as soon as practicable after shareholder and regulatory approval of the Plan is obtained and all other conditions to the completion of the merger have been satisfied or waived. The merger will be effective when the agreement is filed by the Louisiana Secretary of State.

Procedure for Exchanging Certificates

   On the effective date of the merger, each Acadiana shareholder will cease to have any rights as a shareholder of Acadiana, and his sole rights will be to receive cash and IBKC common stock into which his shares of Acadiana common stock have been converted pursuant to the Plan, except for any Acadiana shareholder who exercises statutory dissenters' rights.

   Promptly after consummation of the Plan, a letter of transmittal, together with instructions for the exchange of certificates representing shares of Acadiana common stock for cash and certificates representing shares of IBKC common stock, will be mailed to each person who was a shareholder of record of Acadiana on the effective date of the merger. Shareholders are requested not to send in their Acadiana common stock certificates until they have received a letter of transmittal and further written instructions. IBKC common stock certificates and cash payments will be sent as promptly as practicable after receipt of a properly completed letter of transmittal accompanied by the appropriate Acadiana common stock certificates.

   IBKC, at its option, may decline to pay former shareholders of Acadiana who become holders of IBKC common stock pursuant to the Plan any dividends or other distributions that may have become payable to holders of record of IBKC common stock following the effective date until they have surrendered their certificates for Acadiana common stock. Any dividends not paid after one year from the date they first became payable will revert in full ownership to IBKC, and IBKC will have no further obligation to pay such dividends.

Treatment of Acadiana Stock Options

   At the effective time of the merger, each option to purchase Acadiana common stock issued pursuant to Acadiana's stock option plan, whether or not vested or exercisable before the merger is completed, will be canceled and the holder of the unexercised stock option will be entitled to receive a cash payment equal to the value of the consideration received by Acadiana shareholders in the merger for a share of Acadiana common stock, less the exercise price per share of the stock option, multiplied by the number of shares of Acadiana common stock subject to the stock option.

Conditions to the Merger

   The respective obligations of Acadiana and IBKC to complete the merger are subject to the satisfaction or waiver of the following conditions specified in the merger agreement:

  . from the date of the merger agreement to the closing of the merger, the representations and warranties set forth in the Plan remain true and correct, except for any representation or warranty made as of a specified date, which was true and correct as of such date or except as contemplated or permitted by the merger agreement;

  . the performance of all agreements and covenants required by the Plan prior to the closing of the merger;

  . the delivery of certain certificates of the chief executive officers and chief financial officers of Acadiana and IBKC;

  .  approval of the Plan by the shareholders of Acadiana;

  . the receipt of all required regulatory approvals or authorizations, provided that none of such approvals contain any non-standard term or condition which would have material adverse effect, subject to certain exceptions;

  . the absence of any order, decree or injunction which enjoins or prohibits completion of any of the transactions contemplated by the Plan;

  . the receipt of customary letters from each of Acadiana's and IBKC's independent public accountants prior to the proxy statement mailing and the closing;

  .  the receipt of a tax opinion substantially to the effect that:

      a. for federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code;

      b. neither Acadiana nor IBKC will recognize gain or loss as a result of the merger;

      c. shareholders of Acadiana will recognize gain, but not loss, to the extent of the lesser of (1) the excess, if any, of the sum of the aggregate fair market value of the IBKC common stock received plus cash received over the aggregate tax basis of the Acadiana common stock exchanged and (2) the amount of cash received;

      d. the aggregate tax basis of the IBKC common stock received by Acadiana shareholders will equal the aggregate tax basis in the Acadiana common stock exchanged less cash received, including cash for fractional shares, and increased by taxable gain recognized in the merger; and

      e. the holding period for the IBKC common stock received will include the holding period of the Acadiana common stock exchanged provided such shares were held as capital assets at the time of closing of the merger.

  . the registration statement of IBKC of which this document is a part must have become effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for such purpose shall be pending before or threatened by the Securities and Exchange Commission;

  . the execution of all documents and all such other action being taken as is necessary to effectuate the merger, along with irrevocable instructions to file the merger agreement with the Secretary of State of the State of Louisiana; and

  .  the receipt of standard legal opinions from counsel for Acadiana and IBKC.

   There can be no assurance that the conditions to consummation of the merger will be satisfied or waived. The merger will become effective when the certificate of merger is filed with the Secretary of State of the State of Louisiana. It is currently anticipated that the effective time of the merger will occur during the first quarter of 2003.

   In addition to Acadiana shareholder approval, consummation of the Merger will require the approval of the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). IBKC has filed an application seeking the required approval and expects to receive it by February 7, 2003; however, there can be no assurance that the approval will be obtained by that time or at all.

   The obligations of the parties to consummate the Merger are also subject to customary conditions for transactions of this sort and, in addition, to the receipt of an opinion of Castaing, Hussey & Lolan, LLC as to certain tax aspects of the merger.

   The companies intend to complete the merger as soon as practicable after all of the conditions to the Plan have been met or waived; however, there can be no assurance that the conditions will be satisfied.

Conduct of Business Prior to the Effective Date

   Acadiana has agreed that until the earlier of the effective date or the termination of the Plan, it will conduct its business in the ordinary course unless it receives prior written consent of the chief executive officer or other duly authorized officer of IBKC.

   Acadiana has also agreed that until the earlier of the effective date or the termination of the Plan, it will not declare or pay any dividend or other distribution to its shareholders except regular quarterly cash dividends on the shares of Acadiana common stock, at a rate not in excess of $.15 per share.

   Acadiana has further agreed that neither it nor LBA Savings Bank will (except as may, in the written opinion of its counsel promptly delivered to IBKC, be required by fiduciary duty) solicit, initiate, encourage or knowingly facilitate any inquiry or the making of any proposal relating to an acquisition transaction or a potential acquisition transaction involving it. Acadiana will use its reasonable best efforts to inform its directors, officers, key employees, agents, and other representatives of the foregoing prohibitions.

Conduct of Business Prior to the Completion of the Merger and Certain Covenants

   The Plan provides that until the effective time of the merger, except as otherwise consented to by IBERIABANK Corporation in writing, Acadiana shall not:

  .  amend its articles of incorporation or bylaws;

  . permit any material lien, charge or encumbrance to be imposed on any share of stock held by Acadiana or any subsidiary of Acadiana;

  . repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares of Acadiana capital stock or any securities convertible into any shares of Acadiana capital stock, except as permitted or contemplated by the Plan;

  . acquire direct or indirect control over any corporation, association, firm or organization, except as contemplated in the Plan or previously disclosed;

  . sell or otherwise dispose of any shares of Acadiana common stock or any substantial part of its assets or any other assets other than in the ordinary course of business, except as previously disclosed or pursuant to Acadiana's stock option plan;

  . incur any additional material debt obligation or other material obligation for borrowed money other than in the ordinary course of business consistent with past practices or except as previously disclosed;

  . with certain exceptions, grant any increase in compensation or benefits to Acadiana's officers or employees, pay any bonus not previously contemplated or disclosed, enter into any severance agreements with any of its directors or officers, grant any increase in fees or other increases in compensation or other benefits to any of its present or former directors, or effect any change in retirement benefits for any class of its employees or officers that would increase the retirement benefit liabilities Acadiana;

  . amend any existing employment, severance or similar contract (unless such amendment is required by law) or enter into any new contract with any person except as contemplated by the Plan or as previously disclosed; or

  . adopt any new employee benefit plan or make any material change in or to any existing employee benefit plan other than as previously disclosed or required by law or in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan.

   The Plan further provides that, except as otherwise contemplated by the Plan, previously disclosed or consented to by either Acadiana or IBERIABANK Corporation in writing, each party shall operate its business only in the ordinary course of business consistent with past practices, to preserve intact its business organizations and assets and maintain its rights and franchises. In addition, both Acadiana and IBERIABANK Corporation have agreed to take no action which would adversely affect either Company's ability to obtain any necessary regulatory approvals or its ability to perform its obligations under the Plan and the stock option agreement, or that would cause the representations or warranties contained in the merger agreement not to be true prior to the completion of the merger.

Regulatory Approvals

   Consummation of the merger is subject to prior receipt of all required approvals and consents of the merger by all applicable federal and state regulatory authorities.

   Federal Reserve Board. The merger is subject to the prior approval of or waiver from the Federal Reserve Board under Section 3 of the Bank Holding Company Act of 1956, as amended. Pursuant to the Bank Holding Company Act, the Federal Reserve Board may not approve the merger if:

  . such transaction would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States; or

  . the effect of such transaction, in any section of the country, may be to substantially lessen competition, or tend to create a monopoly, or in any manner restrain trade,

unless in each case the Federal Reserve Board finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In every case, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company or companies and the banks concerned and the convenience and needs of the communities to be served. Under the Community Reinvestment Act of 1977, the Federal Reserve Board also must take into account the record of performance of each participating bank holding company in meeting the credit needs of the entire community, including low and moderate-income neighborhoods, served by each bank holding company and its subsidiaries. In addition, the Bank Holding Company Act requires that the Federal Reserve Board take into account the record of compliance of each bank holding company with applicable state community reinvestment laws. Applicable regulations require publication of notice of an application for approval of the merger and an opportunity for the public to comment on the application in writing and to request a hearing.

   Any transaction approved by the Federal Reserve Board may not be completed until 30 days after such approval, during which time the U.S. Department of Justice may challenge such transaction on antitrust grounds and seek divesture of certain assets and liabilities. With the approval of the Federal Reserve Board and the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Representations and Warranties of the Parties

   Pursuant to the Plan, Acadiana and IBERIABANK Corporation made certain customary representations and warranties relating to their respective companies, subsidiaries, businesses and matters related to the merger. The representations and warranties generally must remain accurate through the completion of the merger unless the fact or facts that caused a breach of a representation and warranty has not had or is not reasonably likely to have a material adverse effect on the party making the representation and warranty. See "Conditions to the Merger" beginning on page 20.

Waiver, Amendment and Termination

   The parties may waive in writing any of the conditions to their respective obligations to consummate the Plan other than the receipt of necessary regulatory and shareholder approvals. The Plan, including all related agreements, may also be amended or modified at any time, before or after its approval by the shareholders of

Acadiana, by mutual agreement, except that any amendment made after shareholder approval may not alter the amount or type of shares into which Acadiana common stock will be converted or alter any term or condition of the Plan in a manner that would adversely affect any shareholder of IBKC or Acadiana, without the additional approval of shareholders.

   The Plan may be terminated at any time prior to the effective date by mutual consent, or by either of the companies if:

      (i) there is a material breach by the other company of any representation, warranty or covenant by it contained in the Plan which cannot be cured by the earlier of 30 days after written notice of such breach,

      (ii) all conditions to completing the merger have not been met or waived, cannot be met, or the merger has not occurred, by March 31, 2003, although that date may be extended to June 30, 2003 under certain circumstances

      (iii) any person or group acquires beneficial ownership of 25% or more of the common stock of the other company;

      (iv) required regulatory applications are denied or the shareholders of Acadiana fail to approve the Plan by the requisite vote at the meeting; or

      (v) the other company has experienced a material adverse effect, as defined in the Plan, that is uncured after 30 days notice.

   The board of directors of Acadiana may terminate the Plan if all or a portion of the shares of Acadiana common stock issued pursuant to the exercise of the stock option granted by the Stock Option Agreement would not be cancelled by virtue of the merger. The board of directors of IBKC may terminate the Plan if Acadiana's board of directors resolves to withdraw, modify or change its recommendation to Acadiana's shareholders of the Plan, or recommends any acquisition of Acadiana other than the merger, and Acadiana may terminate the Plan within 30 days of notice to it by IBKC that its common stock has been converted into or exchanged for securities of another issuer.

Interests of Certain Persons

   Indemnification and Insurance. IBKC has agreed to indemnify and hold harmless Acadiana and LBA Savings Bank, and each of their respective directors and officers, and each controlling person of Acadiana within the meaning of the Securities Act of 1933, against any claims, and any related losses, that arise out of or are based upon an untrue statement or omission of a material fact made in this proxy statement and prospectus or the registration statement. IBKC will reimburse each such person promptly as incurred for legal and other expenses reasonably incurred in connection with investigating or defending any such claims; provided, that IBKC will not be liable to the extent that any such claim arises out of or is based upon any such untrue statement or omission made in reliance on information furnished to IBKC by Acadiana or LBA Savings Bank or, with respect to any indemnified person, by that person.

   Acadiana may purchase, if available, a continuation of its officers' and directors' liability insurance in respect of acts or omissions of officers and directors of Acadiana and LBA Savings Bank occurring prior to the effective date, including but not limited to the transactions contemplated by the Plan, covering each such person currently covered by Acadiana's officers' and directors' liability insurance policy, or who becomes covered by such policy prior to the effective date; provided that the continuation be for no longer than three years and the premiums are not in excess of $50,000.

   Consulting Agreement. IBKC has entered into a Consulting Agreement with Gerald G. Reaux, Jr. The agreement will have a one year term beginning on the effective date of the merger, provide for a $10,000 per month consulting fee, and restrict Mr. Reaux from competing with IBKC for one year in the Parishes of Lafayette, Iberia, Acadia, Vermillion and St. Martin.

   Severance Payments. IBKC has agreed to fulfill Acadiana's obligations under seven employment and severance contracts with certain of its officers. These seven contracts are with Gerald G. Reaux, Jr., Emile E. Soulier, III, Allen Wayne Bares, Thomas F. Debaillon, Gregory E. King, James J. Montelaro, and Mary Anne Bertrand. Payments due upon the merger under these agreements range from $116,000 to $682,992. In addition, Mr. Lawrence Ganderdorff's consulting agreement will be terminated for a payment of $48,000.

   Stock Options. The Plan provides that unexercised options to purchase its common stock outstanding on the effective date will be cancelled. As consideration, option holders will receive a cash payment equal to the amount the option-holder would have received in the merger for the shares of Acadiana common stock covered by the options, less the exercise price.

   Directors' and Officers' Commitments. Each Acadiana director and executive officer has agreed, solely in his or her capacity as an owner of shares of Acadiana common stock and not in his or her capacity as a director or officer of Acadiana:

      (i) to vote in favor of the Plan and against any other proposal that would prevent or impede the merger, unless compliance with this provision would be a breach of fiduciary duty as a director or officer of Acadiana,

      (ii) not to transfer any of his or her Acadiana common stock, or grant any proxy or other rights with respect thereto not approved by IBKC, except for transfers by operation of law or transfers in connection with which the transferee agrees to be bound by the agreement.

   Employee Benefits. At or prior to the effective date, all contributions to be made to the Acadiana Employee Stock Ownership Plan and LBA Savings Bank's 401(k) Plan on behalf of participants in such plans for periods prior to the effective date will be made, and all participants in such plans will at the effective date have a fully vested and nonforfeitable interest in their account balances. No contributions will be made to such plans for periods after the effective date. As soon as possible after the effective date, Acadiana will take all actions that may be necessary or required to terminate the ESOP and make available to participants distributions from the ESOP in accordance with the terms of the ESOP and applicable law, and to the extent that the ESOP does not provide for distributions to a participant prior to the participant's termination of employment, IBKC will amend the ESOP to permit distributions to the extent permitted by law.

   To the extent applicable, employees of Acadiana and LBA Savings Bank will be given credit under each employee benefit plan, policy, program and arrangement maintained by IBKC after the effective date for their service with Acadiana or LBA Savings Bank prior to the effective date for all purposes other than benefit accrual under a defined benefit plan (as defined in section 3(35) of the Employee Retirement Income Security Act), including eligibility to participate, vesting, satisfying any waiting periods, evidence of insurability requirements, seniority or the application of any pre-existing condition limitations.

Expenses

   The Plan provides generally that expenses incurred in connection with the Plan and the transactions contemplated thereby will be borne by the party that has incurred them. However, a party must pay all of the costs and expenses incurred by the other party in connection with the Plan, including fees and expenses of such Reimbursed Party's financial or other consultants, investment bankers, accountants and counsel, up to $250,000 if:

   (a) (i) the Plan is terminated by reason of a material breach by the Expense Paying Party,

       (ii) the Reimbursed Party was the party who terminated it, and

       (iii) the Expense Paying Party is, at the time of the termination, not also entitled to terminate the Plan by reason of a material breach by the Reimbursed Party; or

   (b) a Purchase Event (as defined below under the caption "The Stock Option Agreement") occurs with respect to the Stock Option Agreement if Acadiana is the Expense Paying Party and the merger has not been, or thereafter is not, consummated for any reason other than a termination because of a material breach by the Reimbursed Party.

Status Under Federal Securities Laws; Restrictions on Resales

   The shares of IBKC common stock to be issued pursuant to the Plan have been registered under the Securities Act of 1933, allowing those shares to be freely traded without restriction by persons who will not be "affiliates" of IBKC or who were not "affiliates" of Acadiana, as that term is defined in Rule 405 under the Securities Act.

   Directors and certain officers of Acadiana may be deemed to be "affiliates" of Acadiana. These people will not be able to resell the IBKC common stock received by them unless such stock is registered for resale under the Securities Act or an exemption from the registration requirements of the Securities Act is available. All affiliates have entered into agreements not to sell shares of IBKC common stock received by them in violation of the Securities Act and the rules and regulations thereunder.

                          THE STOCK OPTION AGREEMENT

   As an inducement to IBKC to enter into the Plan, Acadiana granted an option to IBKC to acquire Acadiana common stock. One effect of the Stock Option Agreement is to increase the likelihood that the merger will be consummated by making it more difficult and more expensive for another party to obtain control of or acquire Acadiana. The following description does not purport to be complete.

   The Stock Option Agreement provides for the purchase by IBKC of up to shares of Acadiana common stock at an exercise price of $23.76 per share, subject to adjustment, payable in cash. The option shares, if issued, would represent approximately 4.9% of the Acadiana common stock outstanding. The number of option shares will be increased to the extent that additional shares of Acadiana common stock are issued or otherwise become outstanding (otherwise than pursuant to an exercise of the option) such that, after such issuance, the number of option shares will continue to equal 4.9% of the Acadiana common stock then outstanding without giving any effect to the issuance of any Acadiana common stock subject to the option. The number of shares of Acadiana common stock subject to the option, and the applicable exercise price per option share, also will be appropriately adjusted in the event of any stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, or the like, relating to Acadiana.

   Unless IBKC shall have breached in any material respect any covenant or agreement contained in the Plan and it has not been cured after notice from Acadiana, IBKC may exercise the option, in whole or in part, subject to regulatory approval, at any time after a purchase event (as defined below) shall have occurred prior to termination of the option. A "purchase event" is the occurrence of any of the following:

      (a) any person (other than IBKC) shall have commenced a bona fide tender or exchange offer to purchase shares of Acadiana common stock such that upon consummation of such offer such person would own or control 20% or more of the outstanding shares of Acadiana common stock;

      (b) Acadiana or LBA Savings Bank, without having received IBKC's prior written consent, shall have entered into an agreement with any person (other than IBKC), or any person other than IBKC shall have filed an application or notice with the Federal Reserve Board or any other federal or state regulatory agency for clearance or approval to:

          (i) merge or consolidate, or enter into any similar transaction with Acadiana or LBA Savings Bank,

          (ii) purchase, lease, or otherwise acquire any substantial portion of the assets of Acadiana or LBA Savings Bank, or

          (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange, or any similar transaction) securities representing 20% or more of the voting power of Acadiana or LBA Savings Bank;

      (c) any person (other than IBKC, any IBKC subsidiary, or LBA Savings Bank in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Acadiana common stock or common stock of LBA Savings Bank, excluding shares beneficially owned prior to September 22, 2002;

      (d) any person (other than IBKC or any IBKC subsidiary) shall have made a bona fide proposal to Acadiana by public announcement or written communication that is or becomes the subject of public disclosure to

          (i) acquire Acadiana or LBA Savings Bank by merger, consolidation, share exchange, purchase of all or substantially all of its assets or any other similar transaction or

          (ii) make an offer described in clauses (a) or (b), above; or

      (e) Any person shall have solicited proxies in a proxy solicitation subject to Regulation 14A under the Securities Exchange Act of 1934 in opposition to approval of the Plan by Acadiana's shareholders.

   Upon the occurrence of a purchase event that occurs prior to the termination of the option, IBKC may demand, while the option is exercisable, that the option (or part thereof) and the related option shares (or part thereof) be registered under the Securities Act at Acadiana's expense. Upon receipt of such notice, Acadiana must promptly effect such registration, subject to certain exceptions. IBKC is entitled to a second such registration at IBKC's expense.

                        FEDERAL INCOME TAX CONSEQUENCES

   The following is a summary of the opinion of Castaing, Hussey & Lolan, LLC which the companies expect to receive concerning the material federal income tax consequences to holders of Acadiana common stock resulting from the Plan. Consummation of the merger is conditioned upon receipt by the companies of such opinion dated the date set for consummation of the Plan. The following is based upon applicable federal law and judicial and administrative interpretations on the date hereof, any of which is subject to change at any time:

      (a) The merger qualifies as a reorganization under Section 368(a)(1)(A) of the Internal Revenue Code, and Acadiana and IBKC each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

      (b) No gain or loss will be recognized by Acadiana or IBKC as a result of the merger.

      (c) a shareholder of Acadiana who receives both IBKC common stock and cash consideration in exchange for all of his or her shares of Acadiana common stock generally will recognize gain, but not loss, to the extent of the lesser of:

          (1) the excess, if any, of

             (a) the sum of the aggregate fair market value of the cash and
                 IBKC common stock received over

             (b) the shareholder's tax basis in Acadiana common stock; and

          (2) the amount of cash received;

      (d) the aggregated tax basis of the IBKC common stock received by shareholders of Acadiana who exchange all of their Acadiana common stock in the merger will equal such shareholder's aggregate tax basis in the shares of Acadiana common stock being exchanged, reduced by any amount allocable to a fractioned share interest of IBKC common stock for which cash is received and by the amount of any cash consideration received, and increased by the amount of taxable gain, if any recognized by such shareholder in the merger,

      (e) the holding period of the shares of IBKC common stock received in the merger will include the period during which the shares of Acadiana common stock surrendered in exchange therefor were held, provided such shares of Acadiana common stock were held as capital assets at the effective time of the merger.

   The opinion of Castaing, Hussey & Lolan, LLC is not binding on the Internal Revenue Service, which could take positions contrary to the conclusions in such opinion.

   AS A RESULT OF THE COMPLEXITY OF THE TAX LAWS, AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, IT IS RECOMMENDED THAT EACH SHAREHOLDER CONSULT HIS PERSONAL TAX ADVISOR CONCERNING THE APPLICABLE FEDERAL, STATE AND LOCAL INCOME TAX CONSEQUENCES OF THE PLAN.

                              DISSENTERS' RIGHTS

   Unless the Plan is approved by the holders of at least 80% of its outstanding common stock, Section 131 of the LBCL allows a shareholder of Acadiana who objects to the Plan and who complies with the provisions of that section to dissent from the Plan and to have paid to him in cash the fair cash value of his shares of Acadiana common stock as of the day before the meeting, as determined by agreement between the shareholder and IBKC or by the Civil District Court for the Parish of Lafayette if the shareholder and IBKC are unable to agree. Shareholders of IBKC are not entitled to dissenters' rights.

   To exercise the right of dissent, an Acadiana shareholder

      (i) must file with Acadiana a written objection to the Plan prior to or at the meeting and

      (ii) must also vote his shares (in person or by proxy) against the Plan at such meeting.

   Neither a vote against the Plan nor a specification in a proxy to vote against the Plan will in and of itself constitute the necessary written objection to the Plan. Moreover, by voting in favor of, or abstaining from voting on, the Plan, or by returning the enclosed proxy without instructing the proxy holders to vote against the Plan, a shareholder waives his rights under
Section 131. The right to dissent may be exercised only by the record owners of the shares and not by persons who hold shares only beneficially. Beneficial owners who wish to dissent to the Plan should have the record ownership of the shares transferred to their names or instruct the record owner to follow the
Section 131 procedure on their behalf.

   If the Plan is approved by less than 80% of the total number of shares of Acadiana common stock outstanding, then promptly after the effective date written notice of the consummation of the Plan will be given by IBKC by registered mail to each former shareholder of Acadiana who filed a written objection to the Plan and voted against it at such shareholder's last address on Acadiana's records. Within 20 days after the mailing of such notice, the shareholder must file with IBKC a written demand for payment for his shares at their fair cash value as of the day before the Acadiana meeting and must state the amount demanded and a post office address to which IBKC may reply. He must also deposit the certificates formerly representing his shares of Acadiana common stock in escrow with a bank or trust company located in Lafayette Parish, Louisiana. The certificates must be duly endorsed and transferred to IBKC upon the sole condition that they be delivered to IBKC upon payment of the value of the shares in accordance with Section 131. With the above-mentioned demand, the shareholder must also deliver to IBKC the written acknowledgment of such bank or trust company that it holds the certificate(s), duly endorsed as described above.

   Unless the shareholder objects to and votes against the Plan, demands payment, endorses and deposits his certificates and delivers the required acknowledgment in accordance with the procedures and within the time periods set forth above, the shareholder will conclusively be presumed to have acquiesced to the Plan and will forfeit any right to seek payment pursuant to
Section 131.

   If IBKC does not agree to the amount demanded by the shareholder, or does not agree that payment is due, it will, within 20 days after receipt of such demand and acknowledgment, notify such shareholder in writing at the designated post office address of either (i) the amount it will agree to pay or (ii) its belief that no payment is due. In this regard, shareholders should be aware that opinions of investment banking firms as to fairness from a financial point of view (including the opinion of Triangle Capital Partners, LLC described in this proxy statement and prospectus) are not opinions as to "fair value" under Louisiana law, and a determination of the fair cash value of the shares could be less than the consideration to be paid by IBKC in the merger.

   If the shareholder does not agree to accept the offered amount, or disagrees with IBKC's assertion that no payment is due, he must, within 60 days after receipt of such notice, file suit against IBKC in the Civil District Court for the Parish of Lafayette for a judicial determination of the fair cash value of the shares. Any shareholder entitled to file such suit may, within such 60-day period but not thereafter, intervene as a plaintiff in any suit filed against IBKC by another former shareholder for a judicial determination of the fair cash value of such other shareholder's shares. If a shareholder fails to bring or to intervene in such a suit within the applicable 60-day period, he will be deemed to have consented to accept IBKC's statement that no payment is due or, if IBKC does not contend that no payment is due, to accept the amount specified by IBKC in its notice of disagreement.

   If, upon the filing of any such suit or intervention, IBKC deposits with the court the amount, if any, which it specified in its notice of disagreement, and if in that notice IBKC offered to pay such amount to the shareholder on demand, then the costs (not including legal fees) of the suit or intervention will be taxed against the shareholder if the amount finally awarded to him, exclusive of interest and costs, is equal to or less than the amount so deposited; otherwise, the costs (not including legal fees) will be taxed against IBKC.

   Upon filing a demand for the value of his shares, a shareholder ceases to have any rights of a shareholder except the rights created by Section 131. The shareholder's demand may be withdrawn voluntarily at any time before IBKC gives its notice of disagreement, but thereafter only with the written consent of IBKC. If his demand is properly withdrawn, or if the shareholder otherwise loses his dissenters' rights, he will be restored to his rights as a shareholder as of the time of filing of his demand for fair cash value.

   Until the effective date, dissenting shareholders of Acadiana should send any communications regarding their rights to Donna H. Domec, Corporate Secretary, Acadiana Bancshares, Inc., 200 West Congress Street, Lafayette, Louisiana 70501. After the effective date of the merger, dissenting shareholders should send any communications regarding their rights to George J. Becker, Secretary, IBERIABANK Corporation, 1011 East Admiral Doyle Drive, New Iberia, Louisiana 70560. All such communications should be signed by or on behalf of the dissenting shareholder in the form in which his shares are registered on the books of Acadiana.

                          INFORMATION ABOUT ACADIANA

   Acadiana Bancshares, Inc. is a Louisiana-chartered bank holding company with its headquarters at 200 West Congress Street, Lafayette, Louisiana 70501. Its banking subsidiary, LBA Savings Bank, is a Louisiana chartered savings bank which operates five full-service branches in Lafayette and New Iberia and a loan production office in Eunice, Louisiana.

   Copies of Acadiana's Annual Report to Stockholders and Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 accompany this proxy statement and prospectus and should be read in conjunction herewith. In addition, the following documents have been filed by Acadiana with the Commission and are incorporated by reference into this proxy statement and prospectus: Acadiana's Annual Report on Form 10-K for the year ended December 31, 2001, Acadiana's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, and Acadiana's Report on Form 8-K filed on October 11, 2002. See "Where You Can Find More Information" for information with respect to securing copies of documents incorporated by reference in this proxy statement and prospectus.

                            INFORMATION ABOUT IBKC

   IBKC is the parent holding company for IBERIABANK, a Louisiana state full service bank with operations throughout Louisiana. The following documents, or the indicated portions thereof, have been filed by IBKC with the Commission, and are incorporated by reference into this proxy statement and prospectus:
IBKC's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, and Reports on Form 8-K filed on July 15, 2002, September 23, 2002, and November 25, 2002.

   Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed and incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement and prospectus.

                      ADJOURNMENT OF THE SPECIAL MEETING

   In the event that there are not sufficient votes to constitute a quorum or to approve the adoption of the Plan at the time of the special meeting, the Plan could not be approved unless the meeting was adjourned to a later date or dates in order to permit further solicitation of proxies. In order to allow proxies that have been received by Acadiana at the time of the special meeting to be voted for an adjournment, if necessary, Acadiana has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Acadiana unanimously recommends that shareholders vote "FOR" the adjournment proposal. If it is necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned, if the special meeting is adjourned for 30 days or less.

                                 LEGAL MATTERS

   Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P., New Orleans, Louisiana, has rendered its opinion that the shares of IBKC common stock to be issued in connection with the Plan have been duly authorized and, if and when issued pursuant to the terms of the Plan, will be validly issued, fully paid and non-assessable.

                                    EXPERTS

   The 2001 consolidated financial statements of Acadiana incorporated in this proxy statement and prospectus by reference from Acadiana's Annual Report to Stockholders for the year ended December 31, 2001 have been audited by Castaing, Hussey & Lolan, LLC, independent auditors, as stated in their report, which has been incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The audited consolidated financial statements of IBKC and its subsidiaries incorporated by reference herein have been audited by Castaing, Hussey & Lolan, LLC, independent public accountants, as indicated in their report with respect thereto, and have been so incorporated by reference in reliance upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS

   At the time of the preparation of this proxy statement and prospectus, neither Acadiana nor IBKC had been informed of any matters to be presented for action at the meeting other than consideration of approval of the Plan. If any other matters come before the meeting or any adjournment thereof, the persons named in the enclosed proxy will vote on such matters according to their best judgment.

                      WHERE YOU CAN FIND MORE INFORMATION

   Each of IBKC and Acadiana files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of those filings at the SEC's public reference room in Washington D.C., which is located at the following address: Public Reference Room, Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

   You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC's public reference rooms. The filings are also available to the public from document retrieval services and at the SEC's Internet website (http://www.sec.gov).

   IBKC has filed with the SEC a registration statement on Form S-4 and this document is part of that registration statement. As permitted by the SEC's rules, this document does not contain all of the information you can find in the registration statement. The registration statement is available for inspection and copying as set forth above.

   The SEC allows IBKC and Acadiana to "incorporate by reference" into this document, which means that they can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information superseded by information contained in later filed documents incorporated by reference in this document. Each of IBKC and Acadiana incorporates by reference the respective documents filed by them with the SEC listed below and any future filings made by it with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the meeting date.

             IBKC SEC Filings (File
             No. 000-25756)             Period/Date
             ----------------------     -----------
             Annual Report on Form 10-K Year ended December 31,
                                        2001

             Quarterly Report on Form   Three Months and Nine
               10-Q                     Months Ended September
                                        30, 2002

             Current Reports on Form    Filed on January 23,
               8-K                      2002, July 15, 2002,
                                        September 15 and 23,
                                        2002, October 21, 2002,
                                        and November 25, 2002

             Acadiana SEC Filings
             (File No. 001-14364)       Period/Date
             --------------------       -----------
             Annual Report on Form 10-K Year ended December 31,
                                        2001

             Quarterly Report on Form   Three Months and Nine
               10-Q                     Months Ended September
                                        30, 2002

             Current Reports on Form    Filed on October 11, 2002
               8-K

   In addition, as permitted by the SEC's rules, the Agreement and Plan of Merger is incorporated by reference into this document. You may request a copy of the Agreement and Plan of Merger and all other documents incorporated by reference in this document but not otherwise accompanying this document, at no cost, by writing or telephoning the appropriate company at the following addresses:

IBERIABANK Corporation               Acadiana Bancshares, Inc.
1101 East Admiral Doyle Drive        200 West Congress Street
New Iberia, Louisiana 70560          Lafayette, Louisiana 70501
Attention: Daryl G. Byrd             Attention: Gerald G. Reaux, Jr.
(337) 521-4003                       (337) 232-4631

   To obtain timely delivery, you should request desired information no later
than five business days before the date of the meeting, or by          , 2002.

   You should rely only on the information contained or incorporated by reference in this document. Neither IBKC nor Acadiana has authorized anyone else to provide you with information that is different from that which is contained in this document. Moreover, neither IBKC nor Acadiana is making an offer to sell or soliciting an offer to buy any securities other than the IBKC common stock to be issued by IBKC in the merger, and neither IBKC nor Acadiana is making an offer of such securities in any state where the offer is not permitted. The information contained in this document speaks only as of its date unless the information specifically indicates that another date applies.

          SHAREHOLDER PROPOSALS FOR THE ACADIANA 2003 ANNUAL MEETING

   Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the deadline for the submission of proposals by shareholders for inclusion in the proxy statement and form of proxy to be used by Acadiana in connection with the next annual meeting of shareholders of Acadiana, which will be held only if the merger is not consummated before the time of such meeting, was November 23, 2002. In addition, Acadiana's Articles of Incorporation provide that any director nominations and proposals submitted by shareholders must be received by Acadiana no later than 90 days prior to the anniversary date of the immediately proceeding annual meeting of shareholders, or January 25, 2003. Acadiana's Articles of Incorporation also require that director nominations and proposals submitted by shareholders contain certain information about the nomination or the proposals and about the shareholder making the submission.
Any director nominations or proposals should be mailed to: Corporate Secretary, Acadiana Bancshares, Inc., 200 West Congress Street, Lafayette, Louisiana 70501.

   Shareholders are urged to sign the enclosed proxy and return it at once in the enclosed envelope.

             IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC.

                   PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (unaudited)

   The following unaudited pro forma combined financial statements were prepared in connection with IBKC's offer to exchange each outstanding share of Acadiana common stock for $7.88 cash and between .6848 and .9265 shares of IBKC common stock, subject to adjustment, and give effect to the purchase accounting adjustments and other assumptions described in the accompanying notes. The unaudited pro forma combined balance sheet is based upon the unaudited consolidated balance sheets of IBKC and Acadiana as of September 30, 2002. The unaudited pro forma combined statement of income are based on the consolidated statements of income of IBKC and Acadiana for the nine-month period ended September 30, 2002 (unaudited) and the year ended December 31, 2001. The pro forma combined financial statements do not give effect to the anticipated cost savings or the disposition of certain yet-to-be identified assets.

   The resolution of the pending matters pertaining to the assets and liabilities of Acadiana described above, as well as the operations of Acadiana subsequent to September 30, 2002, will affect the allocation of the purchase price. In addition, changes to the adjustments already included in the unaudited pro forma combined financial statements are expected as valuations of assets and liabilities are completed and as additional information becomes available. An increase in the unallocated portion of the purchase price remaining after fair value adjustments will result in a greater final allocation to goodwill which will have a corresponding reduction in tangible common equity. A decrease in the unallocated portion of the purchase price remaining after fair value adjustments will have the opposite effect. Accordingly, the final pro forma combined amounts will differ from those set forth in the unaudited pro forma combined financial statements.

   The information shown below should be read in conjunction with the consolidated historical financial statements of IBKC and Acadiana, including the respective notes, which are incorporated by reference in this prospectus and the unaudited pro forma combined per share financial information which appear elsewhere in this prospectus. The pro forma data are presented for comparative purposes only and are not necessarily indicative of the combined financial position or results of operations in the future. The pro forma data are also not necessarily indicative of the combined financial position or results of operations which would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma financial statements are presented. The pro forma financial statements are based on an .8371 exchange ratio.

              IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC

                       PRO FORMA COMBINED BALANCE SHEET

                              SEPTEMBER 30, 2002
                                  (unaudited)

                                                     Historical
                                               ---------------------
                                               IBERIABANK   Acadiana      Pro Forma      Pro Forma
                                               Corporation Bancshares    Adjustments     Combined
                                               ----------- ---------- -----------       ----------
                                                                  (in thousands)
ASSETS
Cash and due from banks....................... $   46,159   $ 23,190  $ (15,763) (a)    $   53,586
Investment securities.........................    317,088     54,363         151 (b)       371,602
Mortgage loans held for sale..................      7,827      3,272                        11,099
Loans.........................................  1,003,103    209,419       4,013 (b)     1,216,535
Allowance for loan loss.......................    (12,518)    (2,392)                      (14,910)
                                               ----------   --------  ----------        ----------
   Net loans..................................    990,585    207,027       4,013         1,201,625
                                               ----------   --------  ----------        ----------
Goodwill......................................     35,401         --      24,809 (c)        60,210
Other assets..................................     62,987     21,054       4,853 (b)        88,894
                                               ----------   --------  ----------        ----------
   Total assets............................... $1,460,047   $308,906  $   18,063        $1,787,016
                                               ==========   ========  ==========        ==========
LIABILITIES
Noninterest-bearing deposits.................. $  151,078   $ 14,546                    $  165,624
Interest-bearing deposits.....................  1,061,431    193,873       3,758 (b)     1,259,062
                                               ----------   --------  ----------        ----------
   Total deposits.............................  1,212,509    208,419       3,758         1,424,686
Short-term borrowings.........................     47,296      1,605                        48,901
Long-term debt................................     37,919     68,211       5,943 (b)(d)    112,073
Other liabilities.............................     19,292      1,846                        21,138
                                               ----------   --------  ----------        ----------
   Total liabilities..........................  1,317,016    280,081       9,701         1,606,798
                                               ----------   --------  ----------        ----------
SHAREHOLDERS' EQUITY
Preferred stock...............................         --         --                            --
Common stock..................................      7,381         27         961             8,369
Additional paid-in-capital....................     71,739     32,986       3,213           107,938
Retained earnings.............................     98,783     26,602    (26,602)            98,783
Other.........................................     (1,403)      (542)        542            (1,403)
Less: Treasury stock..........................    (33,469)   (30,248)     30,248           (33,469)
                                               ----------   --------  ----------        ----------
   Total shareholders' equity.................    143,031     28,825       8,362 (e)       180,218
                                               ----------   --------  ----------        ----------
   Total liabilities and shareholders' equity. $1,460,047   $308,906  $   18,063        $1,787,016
                                               ==========   ========  ==========        ==========

--------
(a) $9.3 million for payment of $7.88 cash per Acadiana share and $6.5 million for after-tax cost of one-time expenses and cash-out of Acadiana options
(b) Fair value adjustments, including $3.2 million of core deposit intangibles in other assets
(c) Goodwill resulting from merger
(d) Cancellation of Acadiana ESOP debt resulting in a $1.2 million reduction in liability
(e) Elimination of Acadiana equity and issuance of 988,229 shares of IBKC stock, based on value of IBKC stock as of September 30, 2002, at a Fair Market Value of $37.2 million

             See notes to pro forma combined financial statements.

              IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC

                    PRO FORMA COMBINED STATEMENT OF INCOME

                     FOR THE YEAR ENDED DECEMBER 31, 2001
                                  (unaudited)

                                                          Historical
                                                    ----------------------
                                                    IBERIABANK   Acadiana   Pro Forma    Pro Forma
                                                    Corporation Bancshares Adjustments   Combined
                                                    ----------- ---------- -----------   ---------
                                                        (in thousands, except per share data)
Interest and Dividend Income
Investment securities..............................  $ 17,833    $ 2,085    $    (15)(a) $ 19,903
Loans..............................................    79,947     20,232        (951)(b)   99,228
Other..............................................     2,588        651        (323)(c)    2,916
                                                     --------    -------    --------     --------
   Total interest and dividend income..............   100,368     22,968     (1,289)      122,047
                                                     --------    -------    --------     --------
Interest Expense
Deposits...........................................    42,127      9,467      (1,756)(d)   49,838
Short-term borrowings..............................       617         56                      673
Long-term debt.....................................     3,274      3,953      (1,091)(e)    6,136
                                                     --------    -------    --------     --------
   Total interest expense..........................    46,018     13,476      (2,847)      56,647
                                                     --------    -------    --------     --------
Net Interest Income................................    54,350      9,492       1,558       65,400
Provision for loan losses..........................     5,046         20                    5,066
                                                     --------    -------    --------     --------
Net interest income after provision for loan losses    49,304      9,472       1,558       60,334
                                                     --------    -------    --------     --------
Noninterest Income
Service charges on deposit accounts................     8,054        918                    8,972
Gain on sale of loans, net.........................     2,234        720                    2,954
Other..............................................     4,856        210                    5,066
                                                     --------    -------    --------     --------
   Total noninterest income........................    15,144      1,848          --       16,992
                                                     --------    -------    --------     --------
Noninterest Expense
Salaries and employee benefits.....................    21,187      4,243                   25,430
Occupancy and equipment............................     5,439        643          51 (f)    6,133
Amortization of acquisition intangibles............     3,151         --         915 (g)    4,066
Communication and delivery.........................     2,510        297                    2,807
Other..............................................     9,424      2,502                   11,926
                                                     --------    -------    --------     --------
   Total noninterest expense.......................    41,711      7,685         966       50,362
                                                     --------    -------    --------     --------
Income Before Income Taxes.........................    22,737      3,635         592       26,964
Income tax expense.................................     8,229      1,317         207 (h)    9,753
                                                     --------    -------    --------     --------
Net Income.........................................  $ 14,508    $ 2,318    $    385     $ 17,211
                                                     ========    =======    ========     ========
Earnings per share--basic..........................  $   2.48    $  2.12                 $   2.66
                                                     ========    =======                 ========
Earnings per share--diluted........................  $   2.36    $  2.00                 $   2.41
                                                     ========    =======                 ========

--------
(a) Amortization of premium recorded on securities
(b) Amortization of premium recorded on loans
(c) Adjustment for lost interest on cash paid
(d) Amortization of premium recorded on deposits
(e) Amortization of premium recorded on FHLB borrowings
(f) Depreciation of fair value adjustment to fixed assets
(g) Amortization of core deposit intangible and mortgage servicing rights
(h) Tax effect of all other adjustments at 35%

             See notes to pro forma combined financial statements.

             IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC.

                    PRO FORMA COMBINED STATEMENT OF INCOME

                 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (unaudited)

                                                          Historical
                                                    ----------------------
                                                    IBERIABANK   Acadiana   Pro Forma    Pro Forma
                                                    Corporation Bancshares Adjustments   Combined
                                                    ----------- ---------- -----------   ---------
                                                        (in thousands, except per share data)
Interest and Dividend Income
Investment securities..............................  $ 11,634    $ 1,935     $   (11)(a) $ 13,558
Loans..............................................    53,687     12,382        (718)(b)   65,351
Other..............................................       589        292        (242)(c)      639
                                                     --------    -------     -------     --------
   Total interest and dividend income..............    65,910     14,609        (971)      79,548
                                                     --------    -------     -------     --------
Interest Expense
Deposits...........................................    19,225      4,717      (1,333)(d)   22,609
Short-term borrowings..............................       368         30                      398
Long-term debt.....................................     1,918      2,906        (827)(e)    3,997
                                                     --------    -------     -------     --------
   Total interest expense..........................    21,511      7,653      (2,160)      27,004
                                                     --------    -------     -------     --------
Net Interest Income................................    44,399      6,956       1,189       52,544
Provision for loan losses..........................     4,498         --                    4,498
                                                     --------    -------     -------     --------
Net interest income after provision for loan losses    39,901      6,956       1,189       48,046
                                                     --------    -------     -------     --------
Noninterest Income
Service charges on deposit accounts................     7,334        590                    7,924
Gain on sale of loans, net.........................     1,406        525                    1,931
Other..............................................     4,522        495                    5,017
                                                     --------    -------     -------     --------
   Total noninterest income........................    13,262      1,610          --       14,872
                                                     --------    -------     -------     --------
Noninterest Expense
Salaries and employee benefits.....................    17,238      3,483                   20,721
Occupancy and equipment............................     4,088        513          39(f)     4,640
Amortization of acquisition intangibles............       224         --         688(g)       912
Communication and delivery.........................     1,894        244                    2,138
Other..............................................     9,371      1,917                   11,288
                                                     --------    -------     -------     --------
   Total noninterest expense.......................    32,815      6,157         727       39,699
                                                     --------    -------     -------     --------
Income Before Income Taxes.........................    20,348      2,409         462       23,219
Income tax expense.................................     6,612        842         162(h)     7,616
                                                     --------    -------     -------     --------
Net Income.........................................  $13,736     $ 1,567     $   300     $15,603
                                                     ========    =======     =======     ========
Earnings per share--basic..........................  $   2.41    $  1.49                 $   2.33
                                                     ========    =======                 ========
Earnings per share--diluted........................  $   2.23    $  1.38                 $   2.18
                                                     ========    =======                 ========

--------
(a) Amortization of premium recorded on securities
(b) Amortization of premium recorded on loans
(c) Adjustment for lost interest on cash paid
(d) Amortization of premium recorded on deposits
(e) Amortization of premium recorded on FHLB borrowings
(f) Depreciation of fair value adjustment to fixed assets
(g) Amortization of core deposit intangible and mortgage servicing rights
(h) Tax effect of all other adjustments at 35%

             See notes to pro forma combined financial statements.

             IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC.

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (unaudited)

NOTE 1--BASIS OF PRESENTATION

   The unaudited pro forma combined balance sheet combines the historical consolidated balance sheets of IBKC and Acadiana as if the merger had been effective on September 30, 2002. The pro forma combined statements of income for the nine month period ended September 30, 2002 and the year ended December 31, 2001 combine the historical consolidated statements of income of IBKC and Acadiana as if the merger is effective on January 1/st/ of each of the periods presented. Certain amounts in the historical financial statements of Acadiana have been reclassified in the unaudited pro forma combined financial statements to conform to IBKC's historical financial statements.

   The merger is accounted for as a purchase. In accordance with Financial Accounting Standards Board Statements No. 141 and No. 142, assets and liabilities of Acadiana are adjusted to their estimated fair value and combined with the recorded values of the assets and liabilities of IBKC. Applicable income tax effects of such adjustments are included as a component of IBKC's net deferred tax asset. Adjustments are made to reflect the recording of intangibles as well as to eliminate any intangible balances previously recorded by Acadiana in accordance with the purchase method of accounting.

   Determination of the fair value of Acadiana's assets and liabilities has been estimated based on best available information. Purchase accounting adjustments are subject to change as new information becomes available.

NOTE 2--PURCHASE PRICE

   The purchase price is based on exchanging $7.88 in cash and .8371 shares of IBKC common stock for each outstanding Acadiana share at the closing price per share of IBKC common stock on September 30, 2002, the date of the pro forma balance sheet. Exercise of Acadiana's stock options are not included in the number of outstanding shares of Acadiana on the assumption that all options will be cashed out on the closing date at a price equal to the fair market value of IBKC stock to be issued less the exercise price of the option.

   Based upon values as of September 30, 2002, the total market value of the IBKC common stock to be issued in connection with the merger is calculated as follows (in thousands):

   Acadiana's common shares outstanding on September 30, 2002.......   1,180
   Exchange ratio...................................................   .8371
                                                                     -------
   IBKC common stock to be issued...................................     988
   Market price per share of IBKC common stock at September 30, 2002 $ 37.63
                                                                     -------
   Total market value of IBKC common stock to be issued............. $37,187
                                                                     =======

   In addition to the above market value of the IBKC common stock to be issued, the total purchase price will include other direct merger costs of IBKC, such as legal, investment banking and other professional fees.

             IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC.

                                  (unaudited)


NOTE 3--ALLOCATION OF PURCHASE PRICE

   Certain matters are still pending that will have an effect on the ultimate allocation of the purchase price. Accordingly, the allocation of the purchase price has not been finalized and the portion of the purchase price allocated to goodwill and the identifiable intangibles (discussed below) is subject to change. All amounts are based on best available information as of September 30, 2002, including the amount assigned to core deposit intangibles, which will be determined through a core deposit study at a later date.

   The purchase price has been allocated as described in the table below (in thousands):

Historical net assets applicable to Acadiana's common stock at September 30, 2002.....          $28,825
After tax merger related charges, severance payments and data processing contract
  termination costs...................................................................           (3,080)
Payment in settlement of Acadiana's outstanding stock options, net of tax.............           (3,380)
Increase (decrease) to Acadiana's net asset value at September 30, 2002 as a result of estimated fair value adjustments:
   Investment Securities.............................................................. $   151
   Loans..............................................................................   4,013
   Fixed Assets.......................................................................   1,565
   Core Deposit Intangibles...........................................................   3,163
   Other Assets.......................................................................    (325)
   Deposits...........................................................................  (3,758)
   FHLB Borrowings....................................................................  (7,143)
   Unearned ESOP liability............................................................   1,200
   Deferred taxes on fair value adjustments...........................................     450
                                                                                       -------
       Net estimated fair value adjustments...........................................             (684)
Elimination of Acadiana's existing goodwill and identifiable intangibles..............                0
                                                                                                -------
   Total preliminary allocation of purchase price.....................................           21,681
Goodwill due to the merger............................................................           24,809
                                                                                                -------
   Total purchase price...............................................................          $46,490
                                                                                                =======

   It is expected that approximately $5.6 million of costs related to premises, severance and other restructuring charges will be incurred in connection with the merger. To the extent that this amount includes costs related to Acadiana's premises, employees and operations, they will affect the final amount of goodwill as of the consummation of the merger. The remaining costs related to IBKC's premises, employees and operations as well as all costs relating to systems conversions and other indirect, integration costs will be expensed, either upon consummation of the merger or as incurred.

NOTE 4--TRANSACTION FUNDING

   For purposes of these statements, funding for the transaction has been assumed to come out of interest-bearing cash currently invested as of September 30, 2002 at 2.05%. Alternative funding sources for this transaction and other liquidity requirements include borrowings or the issuance of trust preferred stock.

             IBERIABANK CORPORATION AND ACADIANA BANCSHARES, INC.

                                  (unaudited)


NOTE 5--AVERAGE SHARES OUTSTANDING

   The pro forma weighted average shares outstanding for each of the periods presented is based on the historical IBKC weighted average shares outstanding plus the shares of common stock to be issued to Acadiana shareholders. Based on the price of IBKC stock at September 30, 2002, a total of 988,229 shares would be issued in the merger.

NOTE 6--PURCHASE ADJUSTMENT AMORTIZATION PERIOD

   The following assumptions were utilized for purposes of determining the pro forma effect of the Acadiana acquisition on the statement of income:

                                         Amortization Method of Amortization or
Category of Purchase Adjustment             Period            Accretion
-------------------------------          ------------ -------------------------
Investment securities (held to maturity)   10 years    Straight line
Mortgage loans..........................    7 years    Interest method
Other loans.............................    3 years    Straight line
Buildings...............................   35 years    Straight line
Core deposit intangibles................    7 years    Sum of the Years Digits
Deposits................................  2.8 years    Interest method
Long-term debt..........................  6.5 years    Interest method

                                  APPENDIX A

              FAIRNESS OPINION OF TRIANGLE CAPITAL PARTNERS, LLC

Board of Directors
Acadiana Bancshares, Inc.
200 West Congress Street
Lafayette, LA 70501

Members of the Board of Directors:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders ("Holders") of the common stock (the "Shares") of Acadiana Banchares, Inc. ("ANA") of the Merger Consideration to be paid by IBERIABANK Corporation ("IBKC") in connection with the proposed merger (the "Merger") between ANA and IBKC. The Merger will be completed pursuant to the Agreement and Plan of Merger dated September 22, 2002 (the "Agreement") by and between ANA and IBKC. Pursuant to the Agreement, ANA will be merged into a wholly owned subsidiary of IBKC.

   Under the terms of the Agreement, at the Effective Time, each of the outstanding Shares, other than certain shares specified in the Agreement, will be converted into cash in the amount of $7.88 per share and common stock in an exchange ratio ranging from 0.6848 to 0.9265 shares of IBKC common stock (subject to adjustment under certain defined circumstances) (such cash and common stock proposed to be received by the Holders (other than any Shares held by IBKC or their affiliates) being referred to herein as the "Merger Consideration"). Once the exchange ratio has been fixed, based on a valuation period that will conclude in the month in which the transaction is completed, the market value of the stock portion of the Merger Consideration to be paid by IBKC will fluctuate from that point forward with changes in IBKC's stock price. The Merger Agreement may be terminated prior to the Effective Time by the board of directors of ANA if the Market Value (as defined in the Agreement) is less than $30.00, subject to IBKC's right to increase the cash portion of the Merger Consideration.

   In arriving at our fairness opinion, we have reviewed certain publicly available business, financial and stockholder information relating to IBKC and its subsidiaries and to ANA and its subsidiaries. In addition, we have reviewed certain financial information provided to us by both IBKC and ANA pertaining to their respective business plans and projections.

   In connection with the foregoing, we have (i) reviewed the Agreement, (ii) IBKC's Annual Report, Proxy Statement, and Form 10-K for the three calendar years ended December 31, 2001, 2000 and 1999, and IBKC's quarterly reports on Form 10-Q for the trailing three calendar quarters through September 30, 2002,
(iii) ANA's Annual Report, Proxy Statement, and Form 10-K for the three calendar years ended December 31, 2001, 2000 and 1999, and ANA's quarterly reports on Form 10-Q for the trailing three calendar quarters through September 30, 2002. In addition, with respect to both IBKC and ANA, we have reviewed certain internal financial information and financial forecasts relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to us by IBKC and ANA, have held discussions with members of senior management of ANA and IBKC, including without limitation, their respective outside accountants, legal advisors and others concerning the past and current results of operations of ANA and IBKC, their respective current financial condition and managements' opinion of their respective future prospects. We have also reviewed the historical record of reported prices, trading activity and dividend payments for both IBKC and ANA. We have compared the reported financial terms of selected recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate under the circumstances.

   For purposes of this opinion, we have assumed and relied on, without independent verification, the accuracy and completeness of the material furnished to us by ANA and IBKC and the material otherwise made available to us, including information from published sources, and we have not independently verified such data. With respect to the financial information, including forecasts we received from IBKC and ANA, we assumed (with your consent) that they had been reasonably prepared reflecting the best currently available estimates and good faith judgment of the management of IBKC and ANA. In addition, we have not made or obtained any independent appraisals or valuations of the assets or liabilities, and potential and/or contingent liabilities of IBKC or ANA. We have further relied on the assurances of management of IBKC and ANA that they are not aware of any facts that would make such information inaccurate or misleading. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated. No opinion is expressed as to whether any alternative transaction might produce Merger Consideration for ANA or its Holders in an amount in excess of that contemplated in the Merger (and ANA has informed us that no alternative transaction is, and we are not otherwise aware of any alternative transaction that is, currently being contemplated by ANA).

   In rendering our opinion, we have assumed that the Merger will be consummated on the terms described in the Agreement. We have also assumed that the Fee Adjustment Amount (as defined in the Agreement), if any, will not exceed $3 million. We were not requested to and did not solicit any expressions of interest from any other parties with respect to the actions contemplated in connection with the Merger.

   In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Merger, no restrictions or conditions will be imposed that would have a material adverse effect on the contemplated benefits of the Merger to IBKC or the ability to consummate the Merger. Our opinion is based on the market, economic and other relevant considerations as they exist and have been evaluated by us on the date hereof.

   We have acted as financial advisor to ANA in connection with the Merger and will receive a fee for such services, including a fee that is contingent upon rendering this opinion and a fee which is contingent upon consummation of the Merger. In addition, ANA has agreed to indemnify us for certain liabilities arising out of our engagement by ANA in connection with the Merger.

   This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or part), to any third party or in any manner of for any purpose whatsoever without our prior written consent, although this opinion may be (i) furnished to IBKC for inspection purposes only, provided however, that such consent to provide IBKC with a copy of this opinion is based on the condition that each of ANA and IBKC have acknowledged and agreed that IBKC is not authorized to and shall not rely on this opinion, and (ii) included in its entirety in the proxy statement/prospectus of ANA used to solicit stockholder approval of the Merger so long as any description of or reference to us or this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to revise or reaffirm this opinion. The opinion does not in any matter address the prices at which the capital stock of ANA or IBKC or any of their respective affiliates has traded in the past or at which such stock of IBKC or any of its affiliates may trade after the Merger. It is understood that this letter is directed to the Board of Directors of ANA in its consideration of the Agreement, and is not intended to be and does not constitute a recommendation to any Holder as to how such Holder should vote with respect to the Merger.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, and based on such other matters as we considered relevant, it is our opinion that as of the date hereof, the Merger Consideration to be paid by IBKC in the Merger is fair, from a financial point of view, to the Holders of ANA.

                                          Very truly yours,

                                          TRIANGLE CAPITAL PARTNERS, LLC

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers

   Section 83 of the Louisiana Business Corporation Law permits a corporation to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of the fact that he is or was a director, officer, employee or agent of the corporation and he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provisions of Section 83 are not exclusive, but no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against such liability.

   Article 8 of IBKC's articles of incorporation provides for mandatory indemnification for current and former directors and officers to the full extent permitted by Louisiana law.

   IBKC maintains an insurance policy covering the liability of its directors and officers for actions taken in their official capacity.

Item 21.  Exhibits and Financial Statement Schedules

  (a) Exhibits

   The following Exhibits are filed as part of this Registration Statement:

Exhibit No.                                             Description
-----------                                             -----------
     2.1    Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Registrant's
            Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002)

     2.2    Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly
            Report on Form 10-Q for the fiscal quarter ended September 30, 2002)

     3.1    Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's
            Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

     3.2    Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's
            Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001)

       5    Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.

       8    Form of Opinion of Castaing Hussey & Lolan, LLC on certain tax matters

    23.1    Consent of Castaing, Hussey & Lolan, LLC.

    23.2    Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P. (included in Exhibit 5)

    23.3    Consent of Triangle Capital Partners, LLC

    23.4    Consent of Independent Auditors

    23.5    Consent of Independent Auditors

      24    Powers of Attorney of directors of IBKC (See Signature Page)

    99.1    Form of Proxy of Acadiana

    99.2    Acadiana's 2001 Annual Report to Stockholders

    99.3    Acadiana's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002
            (incorporated by reference)

Item 22.  Undertakings

   The undersigned Registrant hereby undertakes as follows:

      (1) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      (2) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

      (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

      (4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (6) That, for the purpose of determining any liability under the Securities Act of 1933 each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (7) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      (8) That every prospectus (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
   Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in response to Item 20 of this Registration Statement, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New Iberia, State of Louisiana on the 25th day of November, 2002.

IBERIABANK CORPORATION

By:    /s/  DARYL G. BYRD
    -------------------------
          Daryl G. Byrd
       President and Chief
        Executive Officer

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each of Daryl G. Byrd, Marilyn W. Burch and Joyce L. Schenewerk, his true and lawful attorney-in-fact, each acting alone, with full power of substitution and for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                       Title                          Date
         ---------                       -----                          ----

     /s/  DARYL G. BYRD      Chief Executive Officer and    November 25, 2002
----------------------------   Director
       Daryl G. Byrd

   /s/  MARILYN W. BURCH     Chief Financial Officer and    November 25, 2002
----------------------------   Principal Accounting Officer
      Marilyn W. Burch

/s/  WILLIAM H. FENSTERMAKER Chairman of the Board and      November 25, 2002
----------------------------   Director
  William H. Fenstermaker

    /s/  ELAINE D. ABELL     Director                       November 25, 2002
----------------------------
      Elaine D. Abell

 /s/  HARRY V. BARTON, JR.   Director                       November 25, 2002
----------------------------
    Harry V. Barton, Jr.

 /s/  ERNEST P. BREAUX, JR.  Director                       November 25, 2002
----------------------------
   Ernest P. Breaux, Jr.

  /s/  CECIL C. BROUSSARD    Director                       November 25, 2002
----------------------------
     Cecil C. Broussard

    /s/  JOHN N. CASBON      Director                       November 25, 2002
----------------------------
       John N. Casbon

       Signature                     Title                          Date
       ---------                     -----                          ----

 /s/  LARREY G. MOUTON   Director                       November 25, 2002
------------------------
    Larrey G. Mouton

/s/  JEFFERSON G. PARKER Director                       November 25, 2002
------------------------
  Jefferson G. Parker

/s/  E. STEWART SHEA III Director                       November 25, 2002
------------------------
  E. Stewart Shea III

   The following Exhibits are filed as part of this Registration Statement:

Exhibit No.                                             Description
-----------                                             -----------
    2.1     Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Registrant's
            Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002)

    2.2     Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly
            Report on Form 10-Q for the fiscal quarter ended September 30, 2002)

    3.1     Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's
            Annual Report on Form 10-K for the fiscal year ended December 31, 2001)

    3.2     Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Registrant's
            Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001)

      5     Opinion of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.

      8     Form of Opinion of Castaing Hussey & Lolan, LLC on certain tax matters

   23.1     Consent of Castaing, Hussey & Lolan, LLC.

   23.2     Consent of Correro Fishman Haygood Phelps Walmsley & Casteix, L.L.P.(included in Exhibit 5)

   23.3     Consent of Triangle Capital Partners, LLC

   23.4     Consent of Independent Auditors

   23.5     Consent of Independent Auditors

     24     Powers of Attorney of directors of IBKC (See Signature Page)

   99.1     Form of Proxy of Acadiana

   99.2     Acadiana's 2001 Annual Report to Stockholders

   99.3     Acadiana's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002
            (incorporated by reference)


                                      E-1